Exhibit 99.1
Goldcorp Inc.
Mineral Resource Estimation
Eleonore Gold Project, Quebec
Report Prepared for
Goldcorp Inc.
130 Adelaide Street West. Suite 3201. Toronto, On, M5H 3P5 Canada
Report Compiled by
SRK CONSULTING (CANADA) INC. Suite 1000, 25 Adelaide Street East Toronto, ON M5C 3A1 Tel: (416) 601-1445 Fax: (416) 601-9046 Web Address: www.srk.com E-mail: toronto@srk.com
Project Reference Number: 3CG006.005
August 9, 2007

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page i
Mineral Resource Estimation
Eleonore Gold Project
Quebec
Goldcorp Inc.
Suite 3201, 130 Adelaide Street West
Toronto, Ontario, M5H 3P5
Tel: 416 865-0326
E-mail: info@goldcorp.com
Web site: www.goldcorp.com
SRK Consulting (Canada) Inc.
Suite 1000 – 25 Adelaide Street East
Toronto, Ontario M5C 3A1
Tel: 416.601.1445 Fax: 416.601.9046
E-mail: toronto@srk.com
Web site: www.srk.com
SRK Project Number 3CG006.005
August 9, 2007

Cover: top. Arial view of the Eleonore project looking west. The main camp is in the foreground. The deposit outcrops in the peninsula southwest of the camp. Bottom. View of the stripped surface of the Roberto East zone looking northwest.

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page ii
Authored by:
Jacques Simoneau Goldcorp Exploration Manager — Eleonore Project
Nathalie Prud’homme Goldcorp Senior Geologist — Eleonore Project
Authored and compiled by:

Yan Bourassa, P.Geo SRK Senior Resource Geologist
Reviewed by:

Jean-François Couture, Ph.D., P.Geo SRK Principal Geologist

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page iii
Executive Summary
Introduction
In September 2006, SRK Consulting (Canada) Inc. (“SRK”) was retained by Goldcorp to prepare an initial mineral resource model for the new gold zones delineated on the Eleonore gold project. The main purpose of this technical report is to describe the work undertaken by Goldcorp and SRK and present the mineral resource model created for the Eleonore gold project. The mineral resource model was a joint effort between Goldcorp, SRK and G.N. Lustig Consulting Ltd (“G.N. Lustig”).
Property Description, Location, Access and Physiography
The Eleonore project is located in in the eastern par of the Opinaca reservoir in the James Bay area of the Province of Québec. The project is located 320 km north of Matagami and 825 km north of Montreal.
The project is accessible by boat from the Opinaca reservoir to a docking station on the west side of the reservoir that is connected to the paved road connecting Matagami to Radisson via a 40 km gravel road. The project is also accessible by air from Nemiscau located 100 km north of the project.
The Eleonore property comprises 480 claims covering an area of 25,081 hectares subdivided into two blocks. A contiguous irregular block of 364 claims form the main Eleonore project and are owned by Les Mines Opinaca Ltée, a wholly owned subsidiary of Goldcorp Inc. In June 2006, the remaining 116 non-core claims were transferred into a three-way joint venture with two other public exploration companies. The main claim block exclude four claims (208 hectares) belonging to a third party. All claims are in good standing. The perimeter of each claim is determined by map designated cells. The boundaries of the property have not been legally surveyed. The Eleonore gold deposit is locate at 76°5’12”. Longitude West and 52°41’56” latitude North.
Goldcorp rights to the Eleonore project were acquired through the acquisition of certain assets of Les Mines d’Or Virginia Inc. in a transaction that closed on March 31, 2006. The claims are subject to certain royalty payments to the successor company of Virginia, based on gold production and prices. The maximum royalty is capped at 3.5 percent. Advance monthly royalty payments of US$100,000 are due beginning April 1, 2009.
In this region of northern Quebec the landscape is characterized by gently undulating peneplain topography with elevation rising between 215 and 300 m above sea level. The area is drained by the Ell Lake, part of the Opinaca reservoir. Vegetation is typical of taiga including sparse spruce forests separated by large swampy areas devoid of trees. The climate is temperate to sub-artic with average summer temperature varying from 10 to 25°C and harsh winter temperatures varying between -60 to -10°C. Precipitation varies throughout the year, averaging 2 m annually. Exploration and mining can be carried our year round.
History
During 1964 Noranda discovered copper showings approximately 6 km southwest of the main Roberto zone. During regional reconnaissance work in the area in 2001, Virginia around the copper occurrence, several additional copper-gold-silver

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occurrences were noted associated with diorite and tonalite intrusions. Follow-up work in 2002 extended the outcropping mineralization further to the northeast. A gold-rich angular float was discovered to the northeast of the dorite intrusion during follow-up work in 2002. Meticulous work traced the auriferous float to a sub-outcropping area of metasedimentary rocks on the north shore of Ell Lake. The area was prospected, sampled and several trenches exposed metasedimentary rocks variably mineralized in pyrite and arsenopyrite and carrying spotty gold mineralization. The first samples from the Roberto zone were collected at the end of the 2003 program and were further investigated by trenching during the summer of 2004. Drilling began in September 2004. To the end of June 2007, over 207 km of drilling have investigated the gold mineralization in the Eleonore gold deposits.
Geology and Mineralization
The Eleonore property is centered on a discrete tonalite-diorite intrusion, about 10 km in diameter, to the northern margin of a vast batholitic complex and within the contact zone between the La Grande and Opinaca sub-provinces. The intrusion is bounded by aluminous metasediments and conglomerates to the north and south and is in contact with basaltic units and conglomerates to the west. The sedimentary rock located along the northern edge of the intrusion host de mineralized zones of the Roberto Deposit. The host sedimentary sequence consists in an assemblage of sandstone, wacke and conglomerate. The sedimentary rocks evolve into pegmatite-bearing paragneiss to the north and to the west, suggesting a steep metamorphic gradient.
The Roberto deposit comprises numerous gold zones with the two main ones known as the Roberto and East-Roberto lenses. The Roberto packages are located in close proximity to the Ell Lake intrusion and are hosted by polydeformed sedimentary rocks. To the present day, more than 500 boreholes of length between 100 to 1,600 m have been drilled in order to define the extent of the mineralized zones laterally and at depth. About 20 trenches were excavated at surface in order to enable detailed study of the mineralized zones and nearby lithological units. The ore genesis processes are yet to be defined. Some of the geological parameters that are generally accepted are:
• The Roberto gold bearing system is a stratabound, sediment hosted, possibly intrusive related deposit. The primary targets and focus of most of the drilling activity are the Roberto zones.
• Mineralization occurrences are partially controlled by rock type as they are associated to thinly-bedded sedimentary units (greywacke). The host rock package is likely part of a turbiditic sequence.
• The mineralized Roberto zones are developed as quartz veins/sulfide stockworks with pervasive and intense actinote/microcline/tourmaline and silicic alteration.
The mineralized zones consist of stockworks of quartz-tourmaline-actinolite-arsenopyrite-pyrrhotite veins and veinlets contained within microcline (potassic alteration) and brown to black tourmaline replacement zones showing variable proportions of disseminated arsenopyrite and pyrrhotite. The structural hanging wall of the mineralized zones is characterized by greywacke containing cm-scale aluminosilicate porphyroblasts, meter-scale garnetiferous metasomatic zones, and moderate potassic alteration. The structural footwall is characterized by paragneiss units containing high percentage of biotite.
Sulphide concentration within the mineralized zones varies from 2 to 5% mostly as arsenopyrite, pyrrhotite and pyrite. The host rock may contain sulphide but in lesser amount (trace to 2%), and mostly in the structural hanging wall. In places the “ore” zones form stacked sub-parallel stratabound lenses (up to 5-6 lenses) separated by 10

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to 50 m of low grade to barren “waste” rock. The “ore” zones are generally 5-6 m in true thicknesses, varying from 2 to +20 m occasionally. All zones are still open at depth and along strike. On surface the lithologic units that contain the mineralized zones extend for a minimum of 1.9 km along strike and 1000 m below surface.
Exploration
As outlined in the history section of this report, most of the regional exploration work and 50 % of the drilling of the Roberto deposit has been executed by Virginia Gold Mines, the previous operator. Details of the exploration and drilling activities conducted by Virginia up to December 2005 were reported by Virginia in a technical report NI43-101 dated February 2006 to which the reader is referred.
Exploration work carried out by Goldcorp since it took over management of the project on April 1st 2006, consists of 298 diamond drill holes totalling 102 km.
Drilling was completed on 25 m centers throughout the main portion of the deposit to a depth of approximately 250 m below surface, with the exception of a small panel of approximately 100 m X 100 m that was drilled on 12.5 m centers. Between 250 m and 500 m below surface, drillhole spacing is roughly 50 m X 50 m. Between 500 m to 750 m, drillhole spacing in on average 100 m X 100 m. Deeper then 750 m, drillhole spacing varies. The deeper drillhole intersected the mineralized horizons at a depth of approximately 1200 m below surface. The resulting drilling pattern provides adequate sampling of the auriferous mineralization for the purpose of estimating the mineral resources.
Mineral Resource Estimation
The borehole database considered for resource estimation includes a total of 553 drillholes (over 190 km) that had been completed as of April 4 2007.
Industry best practices were used by Goldcorp personnel in collection, management and verification of exploration data acquired on the Eleonore project. SRK is of the opinion that the exploration database created by Goldcorp is sufficiently reliable for the purpose of mineral resource estimation.
Goldcorp provided SRK with sectional wireframes that were constructed by combining geological data and mineralization boundaries at an approximate lower cut-off of 1.0 gpt. The sectional wireframes were modified and validated by SRK for resource estimation purposes. Wire framed boundaries were readjusted for each borehole section and all boundary strings snapped to each borehole trace.
Gold assays were composited to equal 2 m lengths and grouped by zones for geostatistical analysis. Capping was applied to anomalously high gold composite values based on threshold statistical analysis. A total of thirteen auriferous zones were capped where populations become dispersed above their respective thresholds.
Data from several auriferous zones are too widely spaced to establish appropriate variograms, therefore zones were grouped by domains for variography. A total of twelve variograms were created along major axes for all four domains. Variography results produced nugget effect lower than 25% of the total sills for each domain, indicating relatively low variability and good continuity between adjacent composites.
Block gold grades were estimated using an ordinary kriging function and the kriging profiles created in Gems. Source data were the capped borehole composite values stored in a Point Areas workspace. Block grade estimation was completed in two

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Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page vi
passes. An integer code representing the number of composites used during the block interpolation was stored in a separate binary folder after each interpolation pass.
Mineral resources have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” Guidelines. Mineral resources have been classified according to the “CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines” (December, 2005) by Yan Bourassa, P.Geo an independent Qualified Person as defined by NI43-101.
The classified Mineral Resource Statement for the global resources contained in the Eleonore project deposits is presented in Table i. Mineral resources are not mineral reserves and do not have demonstrated economic viability.
Table i. Eleonore Gold Project Mineral Resource Statement*, SRK Consulting, June 25, 2007.

Resource Category	Tonnage (tonne)	Gold Grade (gpt)	Contained Gold (ounce)

Indicated	7,709,500	7.40	1,834,900
Inferred	4,059,000	7.12	929,100

*	reported at 3.5 gpt gold cut-off. All figures rounded to reflect the relative accuracy of the mineral resource estimate. Mineral resources are not mineral reserves and do not have demonstrated economic viability.
Conclusions and Recommendations
The gold mineralization delineated at the Eleonore project is hosted in sedimentary rocks and exhibits complex geometrical patterns arising from a combination of structural and/or lithological controls. The area investigated by drilling extends over 5 km in strike length to a depth exceeding 1,000 m. SRK believes that the initial mineral resource model developed for the Eleonore gold project represents a reasonable and appropriate reflection of the geological and grade continuity given current level of sampling and understanding of the geological and structural setting of the gold mineralization.
The potential to add mineral resources to this project is considered good as the main gold-bearing structures remain open laterally and at depth. Additional drilling is warranted at depth, until costs render surface drilling prohibitive. Infill drilling is required to increase the confidence in the lateral continuity of the gold mineralization in more widely spaced areas. Shallow drilling in the northern part of the deposit may quickly add mineral resources amenable for open pit mining. Deeper drilling below the Southern Zones will help increase of the understanding of the more complex northern area.
Furthermore, the exploration potential of the large surrounding property remains poorly tested away from resource area.

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Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page vii
Table of Contents

Executive Summary	iii

Table of Contents	vii

List of Tables	ix

List of Figures	x

1 Introduction and Terms of Reference	11
1.1 Scope of Work	11
1.2 Work program	12
1.3 Basis of the Technical Report	12
1.4 Qualified Persons	12
1.5 Site Visit	13

2 Reliance on Other Experts, Declaration	14

3 Property Description and Location	15
3.1 Land Tenure
3.2 Underlying Agreements	19
3.3 Permits and Authorizations	19
3.4 Environmental Considerations	19

4 Accessibility, Climate, Local Resources, Infrastructure and Physiography	21

5 History	24

6 Geological Setting	26
6.1 Regional Geological Setting	26
6.2 Geology of the Eleonore Project	28
6.3 Deposit Types and Mineralization	31
6.3.1 Deposit Types	31
6.3.2 Mineralization	33

7 Exploration	35
7.1 Drilling	35
7.1.1 Surveying	36
7.1.2 Drilling Pattern and Density	37
7.1.3 Field Procedures	37
7.2 Sampling Approach and Methodology	38
7.3 Sample Preparation, Analyses and Security	39
7.3.1 Sample Security	39
7.3.2 Sample Preparation and Analyses	40
7.3.3 Quality Assurance and Quality Control Program	41
7.3.4 Specific Gravity Data	44
7.4 Data Verification	45
7.4.1 Verifications by Goldcorp	45
7.4.2 Control Sampling Assay Results	46
7.4.3 SRK Independent Verifications	49

8 Adjacent Properties	50

9 Mineral Processing and Metallurgy	50

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Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page viii

10 Mineral Resource Estimation	51
10.1 Introduction	51
10.2 Database Validation	52
10.3 Resource Estimation	52
10.3.1 Database	52
10.3.2 Solid Body Modelling	52
10.3.3 Specific Gravity Database	53
10.3.4 Statistics	55
10.3.5 Precious Metal Top Cutting	57
10.3.6 Block Model and Grade Estimation	60
10.4 Mineral Resource Classification	62
10.5 Mineral Resource Statement	63
10.6 Resource Validation	63
10.7 Previous Resource Estimates	64
10.8 Discussion	64
10.9 Conclusions	65

11 Recommendations	66

12 References	67

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Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page ix
List of Tables

Table i. Eleonore Gold Project Mineral Resource Statement*, SRK Consulting, June 25, 2007	vi
Table 1. Description of the Claims Blocks
Table 2. Definition of the Perimeter of Eleonore Exploration Blocks	18
Table 3. Calculation of royalties to be paid based of production and gold price	19
Table 4. Historical Drilling Summary	25
Table 5. Goldcorp Drilling Summary. Illustrates the borehole density in the deposit area	36
Table 6. Standard Material used between 2004 and June 2007	43
Table 7. Database Considered for Resource Estimation	52
Table 8. Specific Gravity Mean	53
Table 9. Eleonore Gold Project Naive Statistics of composites	56
Table 10. Eleonore Gold Project, Capped Gold Assay Composite Statistics	58
Table 11. Variography Analysis	60
Table 12. Eleonore Gold Project, Block Model Geometry	61
Table 13. Eleonore Gold Project Mineral Resource Statement*, SRK Consulting, June 25, 2007	63
Table 14. Comparison of Ordinary Kriging versus Inverse Distance Interpolation Results	63

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Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page x
List of Figures

Figure 1: Location of the Eleonore project in Quebec	16
Figure 2: Land Tenure Map showing the limits of the Eleonore claim blocks	17
Figure 3: Typical Landscape in the Vicinity of the Eleonore project	22
Figure 4: Geology of Northern Quebec	27
Figure 5: Geology map of the Eleonore project	29
Figure 6: Various host rock units and auriferous rocks observed on the Eleonore project	30
Figure 7: Auriferous zones observed on the Eleonore project	32
Figure 8: Typical Drill Section at Eleonore	34
Figure 9: Comparison plot, ALS Chemex pulp duplicate cheek assays vs. Expert Lab original gold assays	47
Figure 10: Comparison plot with reduced major axis regression	48
Figure 11: Auriferous zones on Bench 350 with drilling pattern	54
Figure 12: Probability Plot for the Roberto Auriferous zones	59
Figure 13: Eleonore Gold Project Grade and Tonnage Curve	64

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 11
1 Introduction and Terms of Reference
In October 2005, Goldcorp Inc (“Goldcorp”) entered into a bidding process for the Eleonore project, which at that time was a property of Virginia Gold Mines Inc (“Virginia”). A due-diligence was completed in a matter of weeks and an agreement in principle was reached with Virginia in November 2005 followed by a buyout offer shortly thereafter. Goldcorp took control of the property on March 31, 2006. On April 1, 2006, a Goldcorp team took over management of all site activities. Goldcorp also renamed the recently acquired Virginia Gold Mines company to Les Mines Opinaca Ltée (“Opinaca”) a fully owned subsidiary of Goldcorp and the operator of the project.
In September 2006, SRK Consulting (Canada) Inc. (“SRK”) was retained by Goldcorp to prepare an initial mineral resource model for the new gold zones delineated on the Eleonore gold project. The main purpose of this technical report is to describe the work undertaken by Goldcorp and SRK and to present the mineral resource model created for the Eleonore gold project. The construction of the mineral resource model was a joint effort between Goldcorp, SRK and G.N. Lustig Consulting Ltd (“G.N. Lustig”).
1.1 Scope of Work
The scope of work, as defined in a letter of engagement presented to Goldcorp in September 2006, includes the construction of a mineral resource model for thirty distinct gold zones delineated by drilling and the preparation of an independent technical report in compliance with NI43-101 guidelines. This work typically involves an assessment of the following of this project:
•	Topography, landscape, access;

•	Regional and local geology;

•	History of exploration work in the area;

•	Audit of exploration work carried out by Goldcorp;

•	Geological modelling;

•	Mineral resource estimation;

•	Validation;

•	Exploration potential and recommendations for additional work.
This technical report was prepared following the guidelines of the Canadian Securities Administrators National Instrument 43-101 and Form 43-101F1, and in conformity with generally accepted CIM “Exploration Best Practices” and “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines.

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1.2 Work program
The work program involved several visits conducted by SRK between October 2006 and April 2007 to assist with the geological modelling and to ascertain the geological setting of the gold mineralization.
Between December 2006 and April 2007, Goldcorp transferred relevant project data files to SRK in the form of a Gemcom project including borehole collar survey, down hole survey, assay results, geological descriptions of each borehole, topographic surface, sectional interpretation and geological wireframes. Since the 2007 drilling program was still ongoing at that time, April 4 was used as a cut-off date for assay results; only boreholes with complete assay results received by April 4, 2007 were considered for the purpose of the resource estimation exercise.
The final mineral resource estimation work was completed in Toronto by SRK during the months of April, May and June 2006.
1.3 Basis of the Technical Report
This report is based on information collected by Goldcorp, who is supervising all the exploration work on site, along with SRK who collected information during the site visits and on additional information provided by Goldcorp and G.N. Lustig., which audited and verified the database.
SRK conducted certain verifications of exploration data from archived files maintained by Goldcorp. The information contained herein is based on information believed to be reliable.
This technical report is based on the following sources of information:
•	Discussions with Goldcorp exploration personnel;

•	Personal inspection of the Eleonore project and surrounding areas;

•	Review of exploration work conducted by Goldcorp;

•	Additional information obtained from public domain sources.
1.4 Qualified Persons
The qualified persons responsible for the preparation of this technical report are:
Mr. Jacques Simoneau, P.Geo and Ms. Nathalie Prudhomme, P.Geo , both full time employees of Les Mines Opinaca Ltée, a wholly owned subsidiary of Goldcorp, have co-authored this report except for Section 10 that was prepared by SRK. Mr. Simoneau is the Exploration Manager of the Eleonore project and

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Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 13
has been working on this project since April 1, 2007. Ms. Prud’homme is a Senior Geologist assigned to the Eleonore project since May 1, 2006. Both Mr. Simoneau and Ms Prud’homme are responsible for all sections of this report except Section 10.
The resource modelling and estimation work was conducted by Mr. Yan Bourassa, P.Geo (APGO#1336) and reviewed by Dr. Jean-François Couture, P.Geo. (APGO#0197). Mr. Bourassa prepared and is responsible for Section 10 of this report.
Mr. Bourassa is a Senior Resource Geologist with SRK. He has been practicing his profession continuously since 1996 and has extensive experience estimating mineral resources for similar deposits in West Africa and the Guyana Shield. Mr. Bourassa has visited the Eleonore project in October 2006, December 2006, February 2007, March and April 2007.
Dr. Couture is a Principal Geologist with SRK and has been employed by SRK since 2001. He has been engaged in mineral exploration and mineral deposit studies since 1982. Since joining SRK, Dr. Couture has prepared independent technical reports on several exploration projects in Canada, United States, China, Kazakhstan, Northern Europe, West Africa and South Africa. Dr. Couture visited the Eleonore project in October 2006.
1.5 Site Visit
Goldcorp personnel co-authoring this report have been involved with the Eleonore project since its acquisition by Goldcorp. They have worked on the project continuously since April 2006.
Dr. Jean-Francois Couture, P.Geo and Mr. Bourassa P.Geo visited the Eleonore project from October 9 to 12, 2006 to review ongoing drilling and to ascertain the geological setting of gold mineralization delineated by Goldcorp. Surface outcrop exposures located on the property were examined as well as drill core. Mr. Bourassa also visited the project on three more occasions between December 2006 and April 2007.

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Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 14
2 Reliance on Other Experts, Declaration
The opinion contained herein and effective June 25, 2007, is based on information collected throughout the course of the present investigations, which in turn reflect various technical and economic conditions at the time of writing. Given the nature of the mining business, these conditions can change significantly over relatively short periods of time. Consequently actual results may be significantly more or less favourable.
This report includes technical information, which requires subsequent calculations to derive sub-totals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, they are not considered to be material.
SRK is not an insider, associate or an affiliate of Goldcorp, and neither SRK nor any affiliate has acted as advisor to Goldcorp or its affiliates in connection with this project. The resource modelling work completed by SRK are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.
SRK has not researched ownership information such as property title and mineral rights and has relied on information provided by Goldcorp as to the actual status of the mineral titles.
The Eleonore project is an undeveloped gold exploration project. Minimal surface disturbances have occurred within the project area arising primarily from surface exploration activities such as drilling, stripping and prospecting.

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Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 15
3 Property Description and Location
The Eleonore project is located in the Ell Lake area, in the eastern part of the Opinaca reservoir of the James Bay region, province of Quebec, Canada. The project is located 320 km north of the town of Matagami and 825 km north of Montreal (Figure 1). The exploration camp, located in the north-east corner of the project at 800 m from the deposit is at 76°04’32” longitude west and 52°42’12” latitude north.
3.1 Land Tenure
The Eleonore property is 100% owned by Les Mines Opinaca Ltée and comprises 480 claims for a total area of 25,081 hectares (ha) separated into two blocks (Figure 2). A block of four claims, for 208 ha, belonging to Wedmindji Exploration is located in the central area of the property. The Eleonore main block has 446 claims for 23,302 ha while the western block has 34 claims for 1,779 ha (Error! Reference source not found.). All claims are in good standing with most renewals due from mid-2007 to late-2008. Sufficient work credits are available to renew all claims for numerous years to come. A list of all claims is available in Appendix A.
In June 2006, a three-way joint venture was formed between Eastmain Resources, Resource Azimuth and Les Mines Opinaca Ltée, in which some 82 claims from the main block and the 34 claims of the western block were transferred to the three-way joint venture leaving 364 claims under Les Mines Opinaca control.
The generally square shaped property perimeter is delineated by geographic coordinates (UTM NAD 83). The coordinates for the property perimeter are presented in Table 2 with points referenced in figure 2. The perimeter of the property has not been legally surveyed. Under the Quebec’s laws for James Bay area, claims are map staked. The map-designated coordinates of the cells are the legal limits of the said claims, the physical limits of which can be established by surveying and positioning the map designated coordinates of the claims in the field. For more details on the method and the unit cells, please consult the Ministère des Ressources Naturelles et de la Faune website:
ftp://ftp.mrnfp.gouv.qc.ca/public/gestim.
Table 1. Description of the Claims Blocks.

Claim Block	Number of Claims	Northing*	Easting*	Area (ha)

Eleonore Main	446	5,836,709	427,526	23,302
Eleonore West	34	5,827,724	419,201	1,779

			Total	25,081

*	Approximate location of the centre of the block in UTM NAD 27 Zone 18N

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Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 16

Eleonore Project
Montreal
Opinaca East Dock
Camp
Roberto Zone
Eleonore Project
La Sarcelle
Eastmain/Azimuth Option
Dam OA-05
Opinaca West Dock
Opinaca Reservoir
033C
Radisson
Dam OA-10A and OA-10B
Relais 381
Dam OA-11
Opinaca Airport
Matagami
0 5 10 Km
Eleonore Project
Physiography
360000
375000
390000
405000
420000
435000
450000
77°0'0"W
76°0'0"W

     Figure 1: Location of the Eleonore project in Quebec.

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Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 17

405000
420000
435000
450000
5840000
5825000
78°00'W
N
Opinaca River
Opinaca Reservoir
Opinaca East Dock
Camp
Roberto Zone
Eli Lake
033C
Eastmain/Azimuth Option
LES MINES OPINACA LTÉE
goldcorp
Eleonore Project
Claims Location
0
5
10
Km

     Figure 2: Land Tenure Map showing the limits of the Eleonore claim blocks.

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Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 18
Table 2. Definition of the Perimeter of Eleonore Exploration Blocks.

Exploration Block	Vertex	Northing*	Easting*

Eleonore Main	0	5843015	436979
	1	5842088	436967
	2	5842103	435841
	3	5830052	435682
	4	5830075	433990
	5	5828221	433965
	6	5828260	431143
	7	5827333	431130
	8	5827349	430001
	9	5826422	429987
	10	5826524	423212
	11	5828378	423241
	12	5828360	424370
	13	5829287	424384
	14	5829323	422127
	15	5830250	422142
	16	5830259	421578
	17	5831186	421593
	18	5831195	421029
	19	5833048	421059
	20	5833039	421623
	21	5833966	421638
	22	5833985	420510
	23	5837692	420571
	24	5837720	418881
	25	5838647	418896
	26	5838675	417207
	27	5839602	417222
	28	5839612	416659
	29	5838685	416643
	30	5838704	415517
	31	5840558	415549
	32	5810473	420616
	33	5842327	420646
	34	5842255	425148
	35	5843182	425163

	0	5831251	417645

	1	5831222	419337

	2	5830295	419321

	3	5830286	419886

	4	5828432	419855

Eleonore West	5	5828414	420984

	6	5825633	420939
	7	5825624	421504
	8	5824697	421489
	9	5824743	418665
	10	5825670	418680
	11	5825689	417551

*	UTM NAD 27 Zone 18N.

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3.2 Underlying Agreements
The Eleonore property is subject to royalties agreed to with Virginia, and to be paid to newly formed Virginia Mines Inc. The amount is calculated in percentage based on the production of the mine and the market gold price (Table 3). The percentage maximum of royalties is fixed at 3.5% and advanced payment of royalties of 100 000 $US per month will be due starting on April 1st, 2009. For example, a mine production of 5 250 000 ounces would yield a royalty of 2.75% (2% + 0.25% + 0.25% + 0.25%). At a gold price of 670 $US/oz the previous example would return a royalty of 3.025% (2.75% + (2.75 x 0.1)).
Table 3. Calculation of royalties to be paid based of production and gold price.

Percentage Calculated according to mine production
Percentage	Number of ounces produced

2.00%	On first three million ounces
+0.25%	On ounces produced between three and four million ounces
+0.25%	On each additional million ounces.

Percentage modified from market gold price
Percentage	Gold price
-10%	If equal or less than 350 $US/Oz
-5%	If higher than 350 $US/Oz but lower or equal to 400 $US/Oz
0%	If higher than 400 $US/Oz but lower or equal to 450 $US/Oz
+5%	If higher than 450 $US/Oz but lower or equal to 450 $US/Oz
+10%	If higher than 500 $US/Oz

3.3 Permits and Authorizations
Following the property acquisition an audit, by an independent consultant, of all existing permits and authorization was conducted. Permits were updated to adhere with provincial regulations. All are in good standing.
3.4 Environmental Considerations
The Eleonore project is located in the boreal forest of northern Canada. Relief is relatively flat and most of the tree cover in the area was destroyed by forest fires a few years ago. There is no road access to the property. The previous operator has established an exploration camp and some 6 km of roads that is still used and maintained. On surface, the main disturbances consist of shallow and narrow sampling trenches from the previous operator and drill access trails. A large 250 x 350 m area above the deposit is being stripped for geological mapping and sampling purpose. No underground development has been initiated yet.

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Goldcorp also rents an airport facility 63 km from the project camp site and has built a dock with road access some 35 km north of this airport on the shore of the Opinaca reservoir.
An environmental audit was conducted in June 2006 by consultant Remi Nolet of GESST following the Goldcorp take over. Minor remediation work was recommended which was undertaken during the summer 2006 and is being completed this summer.

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4 Accessibility, Climate, Local Resources, Infrastructure and Physiography
The property is accessible by the James Bay paved road from the town of Matagami to the 396 km marker, where a 40 km gravel road gives access to the airstrip and dock on the Opinaca reservoir (Figure 1).
From the Opinaca reservoir, a 40 km boat and 60 km helicopter ride leads to the property. During summer, fuel and equipment are transported by barge and by a helicopter, which is stationed permanently on site, or by floatplane. The barge can usually transport up to 180 45-gallon drums of fuel per trip. During winter, fuel and supplies can be transported to site by snowmobile, helicopter and by planes that can land directly on the ice.
The property is also accessible by helicopter or float plane from the Nemiscau airport located 100 km due south.
The climate is typical of Northern Canada (temperate to sub-arctic climate) with average summer (June to September) temperature varying from 10º to 25º C during the day and 5º to 15º C at night. Winters can be fairly cold with temperature varying from -60º to -10º C. Precipitation varies during the year reaching an average of 2 m annually. Exploration and mining activities can be carried year round.
The area is surrounded by extensive hydroelectric complexes and associated infrastructure, the closest of which, known as La Sarcelle, being 40 km west and the Eastmain Dam 70 km to the south. The town of Matagami, Chibougamau and Rouyn-Noranda are all mining towns, with extensive services, accessible by the James Bay road.
Several First Nations Cree communities surround the property with the closest ones being Nemaska to the south, Eastmain to the southwest, and Wemindji to the west. The property is located on the Wemindji community territory and a tallyman owns hunting and fishing rights over a large area that encompasses the property. All these communities are accessible by the James Bay road within in about three hours.
The physiography of the region is typical of the Canadian Shield and includes many lakes, swamps and rivers. The landscape can be described as rolling, with few hills reaching an elevation of approximately 215 m to maximally 300 m above sea level. The area is drained by the Ell Lake, which is itself part of the Opinaca reservoir and is characterized by gently undulating peneplain relief (Figure 3). Vegetation is typical of taiga including areas covered by sparse spruce forests while other areas are devoid of trees. The entire area was burned by forest fires a few years ago. In some areas, outcrops are absent due to the abundance of quaternary deposits and swamps.

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Figure 3: Typical Landscape in the Vicinity of the Eleonore project. Top. Overview of the Project Looking West with the Main Camp in the Foreground and the Stripped Area of the Deposit in the Background. Surface Bottom, Arial winter view of the camp looking East.

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Figure 3 (continued): Typical Landscape in the Vicinity of the Eleonore project. Top. ara of the Roberton Zone looking West. Bottom. Winter View Looking South from the Ell Lake.

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5 History
The first recording of exploration work on the Eleonore property dates back to 1964, at which time Noranda discovered a copper showing located within the Ell Lake diorite intrusion. The showing is located approximately 6 km southwest of the Roberto deposit. In 2001, Virginia did regional reconnaissance work around the copper Ell Lake showing and recognized potential in the area for a large Au-Cu-Ag porphyry type system. Following Virginia’s regional work, numerous new showings and a series of mineralized corridors were outlined within dioritic to tonalitic intrusions. These corridors are characterized by stockworks of veinlets mineralized in chalcopyrite and gold. Sampling of these mineralized corridors returned values of up to 1.19% Cu, 359 ppb Au, 10.1 gpt Ag over 8.0 m in channels, and more locally values of up to 2.74% Cu, 19.3 gpt Au in grab samples. Mineralized and partially rounded erratic blocs, found 300 m away from the mineralized corridors, returned up to 10.4% Cu. 21.7 gpt Au, and 68 gpt Ag.
Magnetic and inverse polarization ground surveys were carried out in the winter of 2002 in the area of the main diorite showings. Additional prospecting and mapping work was completed in the summer of 2002. Several new Au-Cu-Ag occurrences were discovered in the diorite intrusion increasing the known extent of the mineralized system by another 2 km to the northeast. More importantly, the program led to the discovery of a 2 m3 angular boulder of intensely altered quartzo feldspathic metasediment with disseminated arsenopyrite and pyrrhotite. Grab samples from the bloc graded up to 22.9 gpt Au. The nature of this boulder and the glacial train in the area suggested that the source area of this erratic float was a few km to the northeast along the contact zone between the diorite intrusion and a package of quartzo-feldspathic sediments lying directly north of it.
The summer 2003 and 2004 programs were designed specifically to locate the source area of the 22.9 gpt Au metasediment boulder. Other boulders with anomalous gold values above 500 ppb were found over an area of 2 km x 4 km. Some of them yield to economic values as high as 18.65 gpt Au. Grids were cut on the northwest and north shores of Ell Lake and were covered with ground magnetic (81 km), HEM survey (26 km) and IP survey (94 km) on 200 m spaced lines. A soil geochemical MMI survey (949 samples) was also conducted. In late 2003, additional prospecting and reconnaissance mapping preceded mechanical trenching. Those trenches were made to test geological, geophysical, and geochemical targets. Grab sampling in those trenches returned several gold values above 1 gpt Au, and up to a maximum of 29 gpt Au, while channel sampling yielded anomalous to sub-economic grade gold values over metric to decametric widths (including TR-03-20 : 0.81 gpt Au over 37 m and TR-03-11 : 2.42 gpt Au over 5.25 m). Mineralization exposed in bedrock was not always anomalous in gold. The first two samples of the Roberto zone (#809786 and #809785) were collected at the very end of this exploration program and gave values of 10.25 and 2.26 gpt Au. The 2003

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exploration campaign permitted to identify a few other gold occurrences in the diorite intrusion in the southwest portion of the grid.
A helicopter-borne, detailed magnetic survey (45 km2, 50-m line spacing) was carried out in early February 2004 over the northern half of the Ell Lake intrusion and the package of metasediments lying to the north.
More trenches were dug, mapped in detail and sampled on the Eleonore discovery in June and August 2004. From September 2004 through May 2005, a continuous drilling program took place aiming at delineating the Roberto showing and other targets in the area for a total of 22,703 m drilled (Table 5). In addition, 125.5 km of grid lines were cut on the land while 127 km more were added on the Ell lake followed by an IP survey that covered a total of 226.3 linear kilometers.
Following the 2005 spring ice break-up, drilling continued in earnest until November 2005. In total, between September 2004 and November 2005, Virginia drilled 247 boreholes for 85.9 km of NQ core, including 23 km on regional targets (Table 4). Also in summer 2005, a large B horizon survey covered the whole property.
The drilling from Virginia successfully extended the mineralization found at surface to a depth of 800 m below surface. The drilling also extended the mineralization beyond the Roberto Peninsula into the Bay Area and on the North shore of the the Ell Lake. It also extended the mineralized lenses to the south.
Results of the the drilling conducted by Virginia prompted many mid-size to large size gold mining company to take an interest in the project. Starting in October 2005, Goldcorp entered into the bidding process for Eleonore, completed due-diligence in a matter of weeks and an agreement in principle was reached with Virginia in November 2005 followed by a buyout offer shortly after. Goldcorp took control of the property on March 31, 2006.
Table 4. Historical Drilling Summary.
Eleonore Summary

Year	Core Size	Holes	M	Assays

2004	NQ	45	45,974.25	10,263
2005	NQ	125	52,709.63	46,160

Total		170	62,940	56,423

Regional Summary

Year	Core Size	Holes	M	Assays

2004	NQ	18	4,500.60	4,401
2005	NQ	59	18,519.97	17,715

Total		77	23,020.57	22,116

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6 Geological Setting
6.1 Regional Geological Setting
The Eleonore property straddles the contact between the Opinaca metasedimentary Sub-province (2700 to 2648 Ma) and the La Grande volcano-plutonic Sub-province (2752 to 2697 Ma) (Figure 4). The La Grande Sub-province is composed of 4 volcanic cycles erupted between 2752 and 2705 Ma (Kauputauch, Natel, Anatacau-Pivert, and Komo-Kasak Formations) and overlain by sedimentary rocks dated between 2703 Ma and 2697 Ma (Wabamisk, Anaconda, and Clarkie Formations). The Opinaca Sub-province is composed of a younger sedimentary cycle (Auclair Formation) dominated by paragneiss dated between 2697 and 2674 Ma. The supracrustal rocks of the region are intruded by syn-volcanic (2747 to 2710 Ma), syn-tectonic (2710 to 2697 Ma), and post- or late-tectonic (2697 to 2618 Ma) tonalite-trondhjemite-granodiorite suites (TTG).
Geologic studies sporadically distributed in the region show evidence for three deformational events. Franconi (1978) observed F1 folds with axial traces oriented ENE to NW, and post-D1 folds associated with a NE-trending crenulation cleavage that fold the trace of F1 folds. These observations are consistent with those of Chapdelaine and Huot (1997) on the Auclair property, who described the presence of F1 folds refolded by F2 folds with ENE- to NE-trending axial traces. At the Clearwater property, Cadieux (2000) described a similar structure, although the axial traces of F2 folds at that property are E-trending instead of NE-trending. In the Natel Lake region, Labbé and Grant (1998) observed two post-D1 high strain zones oriented NE and NW that show evidence of sub-horizontal and sub-vertical slip directions respectively. Moukhsil and al. (2003) concluded that three deformational events affected the whole belt: D1 generated an ~E-trending foliation, D2 generated a NE- to N-trending foliation, and D3 generated a WNW- to NW-trending non-penetrative fabric.
Regional metamorphic grade varies from greenschist to amphibolite facies and reaches granulite facies near the center of the Opinaca basin (Moukhsil et al., 2003). Contact metamorphism nearby syn- to post-tectonic intrusions is at amphibolite grade.

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Legend
Diabase
Post-Tectonic Intrusives
Syn-volcanic to Syn-tectonic Intrusives
Quartz Diorite
Gabbro
Paragneiss
Wacke
Conglomerate
Felsic Volcanic
Intermediate Volcanic
Mafic Volcanic
N
W
E
S
Opinaca Sub-Province
La Grande Sub-Province
Roberto Deposit
33C15
33C16
33B13
33C10
33C09
33C07
33C08
33B05
33B06
33C02
33C01
33B04
0
5
10
20
LES MINES OPINACA LTÉE
goldcorp
Eleonore Project
Regional Geology

Figure 4: Geology of Northern Quebec.

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6.2 Geology of the Eleonore Project
The Eleonore property (Figure 5) is centered on a discrete tonalite-diorite intrusion, about 10 km in diameter, to the northern margin of a vast batholitic complex and within the contact zone between the La Grande and Opinaca sub-provinces. The intrusion is not rounded but rather presents a large crescent shape open to the east. Lamprophyre and aplite dykes cross-cut the intrusion in a N0400 to N0900 direction. The intrusion is bounded by aluminous metasediments and conglomerates to the north and south and is in contact with basaltic units and conglomerates to the west. A thin edge of sediments separates the intrusion from tonalitic gneisses to the east. The sedimentary rock located along the northern edge of the intrusion hosts the mineralized zones of the Roberto deposit (Figure 6).
The volcanic rocks found on the southern portion of the property represent the La Grande portion of the property. The rocks consist of locally pillowed basalts and minor intermediate to felsic lapilli tuffs. The volcanic sequence is overlain by a conglomerate unit consisting of large size (cm to dm) blocs of mostly dioritic composition. Field data recovered from mapping and drilling suggest that the conglomerate uncomformably lies over the volcanic sequence and grades into a turbidic greywacke sequence which hosts the Roberto Deposit. Within the sourthen portion of the property, the sequence is showing a younging direction to the North and Northeast.
The sedimentary sequence hosting the mineralization consists in an assemblage of sandstone, wacke and conglomerate. Sandstones are locally relatively pristine in appearance, and show layering and cross-bedding. Polarity indicators are often observed in trenches and outcrops and indicate a west trending younging direction within the orebody, with local inversions. The sedimentary rocks evolve into pegmatite-bearing paragneiss to the north and to the west, suggesting a steep metamorphic gradient.

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Roberto Deposit
Paragneiss
Pegmatite
Tonalite
Lac Ell Intrusion
Wacke
Diorite
Wacke
Conglomerates
Mafic Volcanics
Eleonore Project
Property Geology
Date: July 2007
N
S
W
E
Km
420000
422500
425000
427500
430000
5840000
5837500
5835000
5832500
5830000
5827500

Figure 5: Geology map of the Eleonore project.

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Eleonore Deposit Lithologies
Idealized borehole with lithologies likely to be intersected. Section looking north.
Intrusive units:
Pegmatite
Diabase
Other less common sedimentary units:
Quartzite
Arenite
Wacke
Conglomerate
Mayappo Zone
Weak pinkish microcline alteration with 30 to 50% quartz-feldspar-actinote metasomatised bands. Fine disseminated arsenopyrite.
Metasomatismed Wacke
Alumino-silicates bearing Wacke
Roberto East Zone
Strong silicification with 50% contorted quartz-diopside-actinote veins with black tourmaline in selvages. Disseminated arsenopyrite and pyrrhotite.
Wacke
Biotite Schist
Roberto Zone
Paragneiss
Strong pinkish microcline alteration in bands with intense brown tourmaline in veinlets. Some quartz veinlets. Disseminated arsenopyrite and pyrrhotite.
OPINACA MINES
goldcorp

Figure 6: Various host rock units and auriferous rocks observed on the Eleonore project.

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6.3 Deposit Types and Mineralization
6.3.1 Deposit Types
Gauthier and Larocque (1998) found evidence of seven different types of mineralized showings in the belt: 1) Zn-rich iron formations; 2) Cu-Au and Cu-Mo porphyries; 3) volcanogenic mineralizations; 4) Au-bearing shear zones; 5) Au-rich quartz-carbonate-tourmaline stockworks; 6) spodumene, beryl, and molybdenite pegmatites; and 7) uraniferous migmatites. The most significant gold showings, aside from Eleonore, are those of the Auclair and Clearwater properties. At Auclair, gold mineralization is located in the hinge of F2 folds that affect iron formations (Chapdelaine and Huot, 1997). At Clearwater, gold mineralization is concentrated in pre- and/or syn-D2 quartz-tourmaline-calcite veins (Cadieux, 2000).
The Roberto deposit comprises numerous gold zones with the two main ones known as the Roberto and East-Roberto lenses (Figure 7). The Roberto package is located nearby the Ell Lake intrusion and is hosted by polydeformed sedimentary rocks. To this day, more than 500 boreholes of length between 100 to 1,600 m were drilled in order to define the extent of the mineralized zones laterally and at depth. About 20 trenches were excavated at surface in order to enable a detailed study of the mineralized zones and nearby lithological units. The ore genesis processes have yet to be defined. Some of the geological parameters that are generally accepted are:
•	The Roberto gold bearing system is a stratabound, sediment hosted, possibly intrusive related deposit. The primary targets and focus of most of the drilling activity are the Roberto zones;

•	Mineralization occurrences are partially controlled by rock type as they are associated to thinly-bedded sedimentary units (greywacke). The host rock package is likely part of a turbiditic sequence;

•	The mineralized Roberto zones are developed as quartz veins/sulfide stockworks with pervasive and intense actinote/microcline/tourmaline and silicic alteration.

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N
W
E
S
Legend
Lithologies
Mineralized zones
Roberto envelope
Metasomatized wacke
Alumino-silicates bearing wacke
Wacke
Conglomerate
Paragneiss
Faults
Trenches
Camp
Lakes
Diamond drill holes
2004
2005
2006
2007
North Zone
Bay Area Zone
East Roberto Zone
Roberto Zone
South Zone
East Roberto Zone
Mid Roberto
0 50 100 200 Meters
Eleonore Project
Roberto Geology
and Drilling Density
426500
427000

Figure 7: Auriferous zones observed on the Eleonore project.

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6.3.2 Mineralization
The host rock of the mineralized zones is usually a thinly bedded greywacke (~ 10 cm beds). The mineralized zones consist of stockworks of quartz-tourmaline-actinolite-arsenopyrite-pyrrhotite veins and veinlets contained within microcline (potassic alteration) and brown to black tourmaline replacement zones showing variable proportions of disseminated arsenopyrite and pyrrhotite. Traces of pyrite, sphalerite, bornite, and chalcopyrite are also locally present. The structural hanging wall of the mineralized zones is characterized by greywacke containing cm-scale aluminosilicate porphyroblasts, meter-scale garnetiferous metasomatic zones, and moderate potassic alteration. The structural footwall of the mineralized zones is characterized by paragneiss units containing a high percentage of biotite, leucocratic and melanocratic layering, and cm- to meter-scale pegmatites dykes and quartz veins. These paragneiss units, commonly observed on the property, may correspond to high grade metamorphic equivalents of nearby greywacke.
The mineralized zones are visually recognizable. They are light to dark brown in color (due to microcline and tourmaline alteration) with generally abundant sulphide concentration, as opposed to the wall rocks, which are usually light to medium gray with low sulphide content. Sulphide concentration within the mineralized zones varies from 2 to 5% mostly as arsenopyrite, pyrrhotite and pyrite. The “waste” rock may contain sulphide but in lesser amount (trace to 2%), and mostly in the structural hanging wall. In places the “ore” zones form stacked sub-parallel stratabound lenses (up to 5-6 lenses) separated by 10 to 50 m of low grade to barren “waste” rock. The “ore” zones are generally 5-6 m in true thickness, varying from 2 to +20 m occasionally. Mineralization pre-dates the final increment of deformation. The mineralized zones are folded with increased thicknesses in the hinge of the folds while limbs are fairly straight and continuous. No boudinage of the zones is apparent at present scale, which may indicate that the strain is moderate. Transposition of the sedimentary beds post mineralization might also explain some of the thickening of mineralized zones. The Roberto mineralized lenses are steeply dipping to the east and rake steeply to the NE, as polarity are to the west the sequence is overturned (Figure 8). All zones are still open at depth and along strike. On surface the lithologic units that contain the mineralized zones extend for a minimum of 1.9 km along strike and 1000 m below surface.

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426400 E
426500 E
426600 E
426700 E
426800 E
426900 E
427000 E
250 RL
200 RL
150 RL
100 RL
50 RL
0 RL
-50 RL
-100 RL
-150 RL
ELE-06-291
ELE-04-002
ELE-06-186
ELE-06-354
ELE-04-008
ELE-06-298
ELE-06-232
ELE-06-196
ELE-05-050
ELE-06-334
ELE-05-100C
ELE-06-364
ELE-05-094
ELE-05-085
ELE-05-093
ELE-05-097
ELE-05-150
ELE-05-148B
ELE-05-278
ELE-05-120
ELE-05-156
0 25 50 75 100
Meters
LES MINES OPINACA LTÉE
goldcorp
Eleonore Project
Section 5839365N
Looking North
Date: July 2007
Projection: UTM NAD 83, Zone 18N

Figure 8: Typical Drill Section at Eleonore.

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7 Exploration
As outlined in the history section of this report, most of the regional exploration work and 50 % of the drilling of the Roberto deposit has been executed by Virginia. Details of the exploration and drilling activities conducted by Virginia up to December 2005 were reported by Virginia in a technical report NI43-101 dated February 2006 to which the reader is referred.
7.1 Drilling
The main portion of the orebody is outcropping on the Roberto Peninsula and is extending under water within the Bay Area. Therefore, a good portion of the orebody can only be drilled on the ice during the winter months. Numerous swamp exists make movement between drillholes difficult during warmer months. A helicopter is required to minimize the environmental impact on soft ground.
In order to take advantage of the winter months, between January 1 to March 31 2006, and while the project buyout process was being finalized, an agreement was reached with Virginia, according to which they would continue drilling using 2 to 3 drill rigs to initiate, on Goldcorp’s behalf, a definition drilling program for the Roberto zones. During that period a total of 19.6 km of drill core in 99 boreholes were completed. The boreholes were not logged and sampled by Virginia during that period. The holes were logged by Goldcorp personnel during the summer and fall of 2006.
On April 1, 2006, a Goldcorp team took over management of all site activities and started a fourth drill rig. During the period of April 01 to December 15, 2006, an additional 144 boreholes for 56.2km of core were drilled. In early 2007, drilling continued with a maximum of 6 drill rigs on site. At the 4th of April 2007, the database freeze date for the estimation of the resource at Eleonore, an additional an additional 241 boreholes for 109,5 km of core were drilled.
All drilling on the property is wireline diamond drilling recovering NQ size drill core. Forage Chibougamau Ltée has been the drilling contractor since the beginning of the project.

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Table 5. Summary of Drilling on the Eleonore Project.

	Total Drill		Average per
Drilling:	Holes	Total M	Month
Company and Period	Completed	Completed	(km/mth)

Virginia: September 2004 to December 2005 (includes 77 drill holes for 23.0 km of regional drilling)	247	85.9km	5.4
Virginia for Goldcorp: Jan. 2006 to March 2006	99	19.6km	6.5
Goldcorp-Opinaca: April 2006 to Dec. 31, 2006	144	56.2km	6.6
Goldcorp-Opinaca: January 1st to April 4th, 2007	63	28.1km	9.3
Goldcorp-Opinaca: April 1st to June 25th, 2007	41	17.8km	5.9

Total	594	207.6km	6.3

			Average
Sampling	Project	2006	(smp/mth)

Core samples prepared and sent for assaying	173,412	48,654	5,255

7.1.1 Surveying
Up to December 2005, the location of borehole collars were surveyed using Garmin handheld Global Positioning System (GPS) or were chained from completed boreholes. In January 2006, a land surveyor was mandated to install a Trimble TSC1-V7.50 GPS with differential correction from a base station located on site. Measurement precision is 2 cm horizontal and vertical. From that date, all new collars were surveyed using this system. Boreholes drilled in 2004 and 2005 were easily resurveyed as casings have been left in situ, except for 19 boreholes drilled during winter 2004-2005 on the lake ice. For these, collar location could be inaccurate by a few m. Collar locations were surveyed relative to the UTM NAD 27 Grid system until June 2006 when a land surveyor was mandated to transfer the coordinate system to UTM NAD 83. A conversion factor was calculated by the surveyor to convert data from NAD 27 to NAD 83. The conversion is: +228.407N, +22.643E and -4.423m.
Proposed borehole collars are implanted using the Trimble GPS and marked with a picket. Front sights are implanted at 15, 30 and 50 m with the GPS and double checked with a compass. Drilling is visually aligned using the front sights.
Down hole surveying has been performed routinely on every borehole since the beginning using a rented FlexIt SmartTool electronic instrument. During drilling, a single-shot test is taken approximately 15 m past the casing to determine the initial drill orientation. Following this, single-shot tests are taken roughly every 60-100 m at the end of drilling shifts. Once a borehole is deemed complete, the Flex-It tool is used on the multi-shot mode with a test taken at every 3 m as the drill rods are being pulled. Multi-shots data is downloaded into the borehole database and is verified by the geologist with code erratic tests to prevent their use for borehole plotting.

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The FlexIt tool is sensitive to the magnetic properties of rocks, other than the diabase dykes, rocks underlying the Roberto Zone are very weakly magnetic.
7.1.2 Drilling Pattern and Density
An area measuring approximately 500 m X 1,200 m was tested by drilling. The drilling pattern was designed to sample the deposit orthogonal to the interpreted strike of the gold mineralization. On each section, boreholes were positioned to intercept the mineralized zone orthogonal to its interpreted dip. The majority of boreholes were drilled with an inclination between -45° to -63°. Due to the crescent shape of the deposit at surface, boreholes and sections are oriented east-west in the Main and Bay areas, south-west to north-south in the southern limb area and east-west to north-south in the northern limb area.
All boreholes were drilled from the surface on sections roughly spaced between every 25 m in most pats of the deposit and every 12.5m within a small portion of the main area of Roberto. Borehole spacing is generally 25 m X 25m over the bulk of the orebody to a depth of approximately 250 m below surface. Between 250 m and 500 m below surface, borehole spacing is roughly 50 m X 50m. Between 500 m to 750 m borehole spacing in on average 100 m X 100 m. Deeper than 750 m, borehole spacing varies. The deeper boreholes intersected the mineralized horizons at a depth of approximately 1200 m below surface. The resulting drilling pattern provides adequate sampling of the auriferous mineralization for the purpose of estimating the mineral resources.
Currently on site, there are 2 drill rigs capable of reaching depths greater than 1000 m down hole. The other 4 rigs on site can only dig holes shallower than 1000 m. Two of those rigs are capable of being moved using a helicopter. The last two must be pulled using a tractor.
7.1.3 Field Procedures
Upon recovery from the drill, core is placed into wooden core boxes at the drill rig, appropriately labelled and closed with metal wire or rubber bands by the drilling contractor. For drill rigs on shorter holes an orientation device (Acetool) is attached to the tube. The core bottom is marked by the drillers based on the tool readings. This technique permits to orient the core in real space and make measurements of structural data.
Drill core is retrieved from each drill site by Goldcorp employees or the drill contractor personnel at the end of every shift. Core boxes are placed onto racks located in front of the logging core shacks. Each of the drill rigs have their own racks that are well identified in order to avoid mixing the boreholes. Boxes are opened immediately, and the geologist responsible for the drill rig does a summary description of the drill core (Quick Log). This information is then plotted on the corresponding drill section along with the hole deviation in order to follow the progression of the borehole.
Core is then entered into the geotech core shack, where the core is properly replaced by locking the core pieces to each other and is then carefully measured. For boreholes on which an Acetool orientation device is used, the

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core is then entered into the geotech core shack, where the core is properly replaced by locking the core pieces to each other and is then carefully measured. For boreholes on which an Acetool orientation device is used, the core is replaced using the driller’s marks and a green line is traced indicating the bottom of the hole. Core boxes are permanently labelled using aluminium tags indicating hole number, box number and beginning and ending depth of the core.
Once it is measured and oriented, the drill core is moved to the logging core shack, where an appropriately qualified geologist performs a detailed description of the lithologies, structures, mineralization and alteration observations. Core recovery and RQD is measured and calculated for each core run but geotechnical logging is not part of the routine field procedures. Core losses are recorded in the log. Rock intersected by drilling is generally solid with an excellent core recovery. Core logging is done directly into an AcQuire database designed specifically for the Eleonore project.
After completion of core description, the geologist logging the drill core is responsible for marking the samples on the core. Photos of the core are then taken by each batch of four boxes. Specific gravity measures and point load testing are carried out before the core boxes are moved to the core cutting facilities.
Once samples have been cut, the boxes containing the remaining core half are placed in an outside core library adjacent to the core logging facility.
7.2 Sampling Approach and Methodology
When Goldcorp personnel took over the management of the project in early April 2007, the sampling procedures were reviewed in order to ensure that the QA/QC and the reliability of the assay results are optimal, considering that the purpose of the sampling is to estimate the resource on the property.
In general the sampling rules are:
•	Sampling is carried out for all areas with significant alteration and mineralization. When in doubt, the geologist will sample;

•	If there is no significant reason to sample, the geologist will systematically sample a 1 m interval for every 10 m;

•	A section with the presence of arsenopyrite is always sampled;

•	The preceding and following meter is always sampled with the presence of a significant vein, mineralization, or alteration;

•	A 1m interval between 2 sampled areas should always be sampled;

•	When an atypically small mineralized zone is encountered, the geologist will sample systematically 3 m preceding and 3 m following the zone (and evidently the zone as well);

•	When a targeted mineralized zone is encountered (Roberto or Roberto-Est), the geologist will sample 20 m preceding the zone, the zone itself, and the rest of the hole systematically;

•	Sampling must respect the general geology, all significant alterations and significant mineralization;

•	Samples are between 0.3 m and 1.25 m long, inclusively;

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•	The geologist enters the sample information in the Acquire database and in the sample booklets.
The core is marked with a red marker indicating the sample interval. A red line marks where the core is to be cut. The geologist is responsible for this and also inserts the sample tag and marks the corresponding sample number on the core. The sample tags are pre-stamped where standards, blanks, duplicates and quarter splits should be inserted. When a sample is a standard, the tag is inserted in the core box beside the previous sample tag. This way, the sample technician will know that there is a standard, blank, duplicate or quarter split to be inserted or taken.
All drill core is cut using a diamond saw. One half of the core is put into a plastic bag along with a portion of the sample tag and the other half of the core is left in the core boxes. When cutting the core, the sampling technician must always follow the red line and must also always sample the same side of the core.
The sample bags are closed shut in a way that there is no possibility of losing any material. The bags are pre-labelled by the sampler technician.. The samples are then put into sequence on a table for that effect, standards and blanks are inserted and they are readied for shipping.
7.3 Sample Preparation, Analyses and Security
7.3.1 Sample Security
From the moment the core boxes are delivered to the core logging facility by the drilling contractor and up to their delivery to the laboratory, the samples remain in the custody of personnel under the direct supervision of Goldcorp.
Samples shipping procedures changed slightly in January 2007, when a decision was made to change the assay laboratory. The main difference is the size of the batch, now in 2007 being of 50 samples, while in 2006 was 24 samples.
Sample shipping procedures — April 2006 to December 2006
The sealed plastic sample bags are bagged into bigger rice bags in group of 8 samples. The samples are always in sequence. The sample shipping batches are of 24 samples. Therefore 3 rice bags consist of one batch of samples. The 3 bags consisting the batch are attached together and placed onto a pallet. We put 12 batches on each pallets totalling 280 samples.
A sample shipping form is then filled out by the senior technician. The form details the content of each of the batches and is assigned a shipment number. Once this has been verified by the Senior Technician, the pallet is wrapped with plastic wrap and is identified by the shipment number. The pallet is then moved to the helicopter pad using the loader.

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The pallets containing the samples are always shipped to the Opinaca barge landing site by helicopter. The pilot is given a copy of the shipping form and he gives a copy of the form to the Opinaca site supervisor. Once the pallet arrives in Opinaca, it is placed immediately into a locked container.
Twice a week, the samples are transported to Rouyn by truck with drivers employed by Goldcorp. The samples are delivered directly to the assay laboratory. The sample shipment form is signed by the laboratory supervisor. The sample shipment forms are then sent back to the site and filed.
Sample shipping procedures — since January 2007
The individual plastic sample bags are sealed at the sampling facility with a stapler. The samples are bagged in sequence , in groups of 5 in rice bags. A batch is made up of 50 samples, or 10 rice bags. A group of 6 batches is assembled on a pallet for shipping for a total of 300 samples..
A sample shipping form, with a unique identification number, detailing the content of each batch is filled out by the core sampler. It is verified by the senior technician and entered in the AcQuire logging database. The pallet is then wrapped with plastic and identified by the shipment number. Once ready to be expedited it is moved to the helicopter pad and transported to the Opinaca airport and placed into a locked container. Twice a week, the samples are transported directly to the laboratory in Val d’Or in a locked truck with drivers employed by Goldcorp. The sample shipment form follows at all times the shipment and the transportation waybill is signed by the laboratory supervisor. A copy of the waybill is returned to site and filed.
Rejects and pulps from assay sample preparation are archived in a well organized secured facility in Rouyn-Noranda supervised by Goldcorp personnel.
7.3.2 Sample Preparation and Analyses
From 2004 to December 2006, core samples were prepared and analysed at Laboratoire Expert (“Expert”) in Rouyn-Noranda. A total of 129,411 samples have been sent to this lab.
At the laboratory, samples were received and sorted on the floor, manually recorded, and later entered in an Excel spreadsheet and a partial LIMS (GEMS). Labels were printed out for pulp bags. Drill core was dried if judge necessary in an oven without temperature control.
Samples were reduced to about 6mm in a Denver jaw crusher and then reduced again to 2 mm in a roll crusher. Crushed samples were placed in an aluminium pan and into a riffle splitter. Split sample weight was about 200 grams (g) and was then pulverized in a TM ring and puck pulverizers. A 30 g aliquot was weigthed and about 125 g of flux and litharge added in the crucible. Sample was fused in a 28 pot electric furnace. The fused samples are poured in molds and lead buttons are separated from the slag by hammering.
Gold assays were performed by standard fire assay with an atomic absorption spectrometry finish on a modern VARIAN instrument. For assay results equal

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or above 3.0 gpt, samples were re-assayed with gravimetric finish. Expert report a detection limit of 5 ppb for AA determination and 0.03 gpt for gravimetric analyses. No other elements were routinely assayed.
Since January 2007, preparation and samples assay are performed by ALS-Chemex (“ALS”) in Val d’Or, Quebec. A total of 12,184 samples have been sent and assayed by this laboratory upon freezing the database on April 4th 2006.
Upon reception at the laboratory, samples are sorted on benches or the floor and logged into their database tracking system (GEMS) and identified by a bar code. Most of the procedures are tracked by this GEMS system. Samples are then dried in a forced air dryer at controlled temperature.
Samples are reduced with TM Engineering Rhino & Terminator crushers in a single or multi passes to obtain a primary crushed material that is better than 70% to 90% passing 2 mm. Crushed samples are placed in an aluminium pan and into a riffle splitter. Split sample are pulverized in TM 300g or LM-2 pulverizers with greather than 85% of the pulverized sample pasing through a 75-micron screen. A 50 g aliquot is used and 200g of flux is added to the sample. Samples are fused in a 84 pot auto-pour fusion furnaces with digital temperature control. Lead buttons are separated from the slag in a template.. Gold assays are performed by standard fire assay with an atomic absorption spectrometry finish. Assay results equal or above 3.0 gpt, samples are re-assayed with a gravimetric finish. ALS report an upper limit of 10 gpt and a detection limit of 0.01 gpt for AA analyses. No other elements are routinely assayed.
Both Expert and ALS laboratories were audited on Goldcorp request by Smee and Associates Consulting Ltd. in early January 2007.
7.3.3 Quality Assurance and Quality Control Program
Quality assurance and quality control measures (QAQC) are typically set in place to ensure the reliability and trustworthiness of exploration data. QA/QC measures apply not only to analytical data but also to such aspect as drilling, surveying, sampling data management and database integrity. Quality control measures must be appropriately documented.
Control measures for analytical work are both internal and external. Internal quality control measures are put in place by the laboratory and external ones are those put in place before the submission of the samples for assaying.
Internal Control Measures
At Laboratoire Expert no QC was done in the sample preparation. The monitoring of gold accuracy included the insertion of one Rocklab standard per 28 samples, a pulp duplicate was inserted every 12 samples and an analytical blank was inserted in each batch of 28 samples. Standards were rejected at two Standard Deviations from the mean. Standard and blank data were reported in the certificates of analysis.

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At ALS Chemex, position of the quality control samples is automatically inserted by the GEMS system. Sample preparation quality control includes a sizing of crusher and pulp product at the beginning of each shift of each machine and QC data is captured and plotted on charts. Each batch of 84 samples for fusion contains one analytical blank, three pulp duplicates and two Rocklab standards for gold accuracy monitoring. Results are reported in the assay certificates.
External Control Measures
From August 2004 to December 2005 Virginia was roughly inserting one standard and one blank in every batch of 50 samples and ramdomly inserting for each mineralized zone a supplementary standard and blank. From November 2004, a quarter split of 10% of all samples from mineralized zones were sent to SGS Laboratory in Rouyn-Noranda for analysis and the pulp was re-assayed by Laboratoire Expert.
When Goldcorp took over management of the project, samples were sent in batches of 24 samples, each containing one standard, one blank, one duplicate and one quarter split every two batches. Since January 2006, samples are sent by batches of 50 samples to the laboratory. Each batch has two standards, two blanks, two duplicates and a quarter split inserted in it. For standards, the sampler must get the corresponding standard material from the Senior technicians who are responsible to make sure that there is no mix-up in the type of standard being inserted. Once inserted the sample bag is treated like any other sample.
From 2004 to June 2006, Rocklab standards were being used. They were gradually replaced with Canadian Laboratories (CDN Lab) standards. Table 6 below summarizes the standards that have been used in the project since the beginning.

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Table 6. Standard Material used between 2004 and June 2007.

				Acceptable	Acceptable
Standard	Standard	Standard	Standard	Minimum	Maximum
ID	Value	Deviation	Range	Value	Value

10A	9.78	0.265	0.53	9.25	10.31
14	7.47	0.16	0.31	7.16	7.78
1P5	1.58	0.08	0.16	1.42	1.74
1P5A	1.37	0.06	0.12	1.25	1.49
5B	4.83	0.19	0.38	4.45	5.21
5C	4.74	0.14	0.28	4.46	5.02
BLANK	0			0	0.05
HG	12.54	0.335	0.67	11.87	13.21
LG	0.68	0.04	0.08	0.6	0.76
MG	7.86	0.22	0.44	7.42	8.3
OPCO	2.08	0.08	0.16	1.92	2.24
P5	0.525	0.021	0.042	0.483	0.567
P7A	0.77	0.03	0.06	0.71	0.83
SE19	0.583	0.026	0.052	0.531	0.635
SJ22	2.604	0.042	0.084	2.52	2.688
SN16	8.367	0.217	0.434	7.933	8.801
SN26	8.543	0.175	0.35	8.193	8.893
UGCO	4.92	0.195	0.39	4.53	5.31

*	All values in gpt.
In June of 2007, in-house standards were created by CDN Lab from Eleonore sample rejects. Standards were bagged in 120 g pouches by CDN Lab. These standards went through a process of Round-Robin analysis and have been certified by Smee & Associates Consulting Ltd. Blank material is commercially purchased marble chips for landscaping.
Duplicate samples are used at every stage of the sampling protocol. A sampling duplicate, a coarse reject duplicate and a pulp duplicate are inserted in the sample stream. The Lab duplicates are a repeat of the previous sample and is a split of the pulp samples. This duplicate is performed by the laboratory and is part of the internal controls. To create the coarse reject duplicate, an empty sample bag containing the duplicate sample tag is stapled to the sample to be duplicated in the sample stream. The laboratory then knows it has to process a second split of the crushed material. This sample then goes to the pulverisation and assaying stage like the other samples. The sampling duplicate consist in splitting the remaining remaining half core left in the core box in half again and inserted as a regular sample in the batch. This sample goes through all the sampling stage and therefore has the most variability of all the duplicate samples.
On a daily basis, digital certificates received from the laboratory are imported through a built-in routine in AcQuire. Control samples graphs are automatically displayed during the import process and standard, blank or duplicate failures are flagged in red. The database manager analyses the graphs and takes the decision to import or not the assay results based on a set of fixed

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rules. If the batch fails the QAQC rules, the laboratory is requested to re-run the batch.
An examination of the actual Eleonore project sampling and QA/QC procedures was carried by Smee & Associates Consulting Ltd in February 2007 and only minor corrections were suggested.
From April 1 2006, other external QA/QC measures have progressively been applied to most aspect of the exploration program: an AcQuire database was set up for direct entry logging by the geologists. Logging forms have pre-defined pick lists for codification of the geological descriptions and built-in validation to minimize wrong entries. A manual that documents data entry procedures was also completed for the geologists in order to have consistent logging among them. Core library and posters are available for geologists in training which are also tutored by a more experienced geologist until proficiency is attained. Samples shipment and tracking is also handled through AcQuire. Procedures for borehole collars surveying was also modified to include paper tracking of final collar surveys that must be signed by the surveyor. Direct download from the GPS raw data files was also set up in AcQuire as well as for Flex-It downhole surveys.
7.3.4 Specific Gravity Data
Collection of specific gravity data has been initiated after the project acquisition by Goldcorp. When the geological logging is completed and before the core is sampled, pieces of about 10 cm are measured, weighted dry and then wet. Data is recorded in the AcQuire logging database and specific gravity is automatically calculated. If calculated measurement is above limits set for Eleonore rocks, the system flags the entry in red and the measure is taken again.
Specific gravity measurements are taken systematically in the middle of each mineralized zones greater than one meter and at 3 m and 6 m from the host rock, away from the mineralized zone. Point load tests are also taken on the same samples as well as every 50 m along the borehole.

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7.4 Data Verification
Upon the acquisition of the Eleonore project by Goldcorp, drill logs information was reviewed in-house and G.N. Lustig Consulting Ltd was mandated to carry a review of the sampling and assay data. A new data management system (AcQuire) was installed to help standardize and verify data collected in the field. A set of procedures were established for finalizing geological logs.
7.4.1 Verifications by Goldcorp
Existing borehole collars location data was verified against the Trimble GPS files available on Virginia server. As Virginia did not have a printed archive of the raw location data, the server files were considered to be true. When discrepancies were found between the database and the files, the collars were checked in the field. Very few problems were found. A total of 19 boreholes have been drilled on the ice before the precise Trimble GPS begin to be used and could not be verified. These collar locations could be imprecise by a few meters.
Borehole geological descriptions have been directly recorded in logging database from the beginning of the project. The database system used by Virginia has evolved over time from a largely descriptive one with minimal coding and most of the information in comments to a format where data is codified. Virginia drill logs were found to be of a good quality with lithological, alteration, mineralization and structural data recorded with sufficient details.
From January to March 2006, site geologists recoded the structural and mineralization (sulphides) information from the earlier descriptive logs. This data was imported in the newly created AcQuire database along with the available lithological coding. Lithological and alteration data was recoded during summer and fall 2006 from the Virginia early descriptive logs to better fit with the AcQuire format. Final importation of this data in AcQuire is not completed yet.
All borehole sample and assay data collected from the first 2004 borehole to December 2006 was verified by G.N. Lustig Consulting Ltd (GNL). The verification performed by GNL was done by re-creating the database from the original documents. Sample numbers and intervals were entered directly from the sample tags in a Microsoft Excel spreadsheet and merged with assay results imported from the original digital assay certificates obtained directly from the lab. The resulting database was cross-checked with the acQuire database. A list of missing samples, overlaps, gaps, wrong assay results, etc... was provided to Goldcorp and errors were corrected.
Upon completion of borehole logging, geologists are responsible to verify and have to sign off that all data has been entered in acQuire. This is double-

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checked by the database manager who then locks the borehole once assay data is imported and the drill hole is then flagged as “finalized” in the database. Once the drill hole is “finalized”, no change can be done to the drill hole data, unless the database manager changes the status of the drill hole. Any changes to finalized drillholes are documented and kept on record. Only the database manager can do this.
7.4.2 Control Sampling Assay Results
All QAQC samples from Lab Expert and ALS Chemex are included up to the April 4th cutoff and displayed in the graphics of Appendix B.
Check Assaying
When the origin of standard reference material used for routine insertion of standards in the sample stream was changed from Rocklab to CDN lab, it became apparent that a problem of low bias could be existing. An external check program was initiated under the supervision of G.N. Lustig Consulting Ltd. A total of 2,959 comparative pulp samples assayed initially by Expert of Rouyn-Noranda were assayed by ALS in Vancouver in early 2007. The Vancouver ALS laboratory is accredited to ISO 17025 standards for the determination of gold by fire assay with AA and gravimetric finish. The assay check was conducted on 30 g aliquot, the same amount used by Expert for routine analyses. A suite of certified materials were inserted with the pulps to confirm the accuracy of the assays from the check lab.
The following is an excerpt from Gary Lustig’s memo of May 11, 2007
Using all data, the Expert original results are biased low relative to ALS by 7% comparing means, and 17% comparing medians. The Expert mean and medians are both low relative to ALS by >16% in the less than 1 gpt range. This may in part reflect the lower detection limit at Expert, as the less than detection values have been replaced by default value of half the detection limit.
In the 1-5 gpt range, the Expert mean is low by 5% and the median by 9%. In the 5-10 gpt range the mean is low by 8% and the median by 5.3%. The difference between means and medians in the 10-15 gpt range is very similar at 8.4% and 8.5% respectively. The mean gold content in the >15 gpt range is 5% lower for Expert than ALS and the median is 8.9% lower.
Figure 9 is a comparison plot of the ALS check assays plotted against the Expert originals. The top plots are scatter plots with linear scaling on the left and log scaling on right. The linear scale provides detail at higher concentrations and the log scaling gives better resolution at lower concentrations. The linear regression line in red on the linear plot demonstrates the low bias of Expert compared to ALS. A more appropriate plot with a reduced major axis regression is shown in Figure 10, with similar results..

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SCATTER
Q-Q
RELATIVE DIFFERENCE
ALS Chemex - Au (g/t)
Expert - Au (g/t)
Relative Difference of Pairs (%)
Average Au (g/t) of Pairs

Figure 9: Comparison plot, ALS Chemex pulp duplicate check assays vs. Expert Lab original gold assays

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Figure 10: Comparison plot with reduced major axis regression.

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7.4.3 SRK Independent Verifications
Site Visits
SRK visited the Eleonore project at four occasions between October 2006 and April 2007 to review the exploration procedures implemented by Goldcorp during the exploration program in preparation for estimating the mineral resources of that deposit.
In reviewing the field procedures SRK interviewed project personnel on all aspects of the field program. SRK visited several outcrop exposures to ascertain the geological setting of the project area and to witness the location of exploration work.
SRK also reviewed drill core from several boreholes intersecting gold mineralization in all areas of the gold deposits. The purpose of this review was to ascertain the geological and structural controls on the distribution of the gold mineralization and to verify the geological descriptions.
Audit of Exploration Data
SRK audited certain aspects of the Eleonore project exploration database. The Gemcom database tables were validated using Gemcom validation tools, that check for missing or overlapping intervals, and intervals that are longer than the hole depth.
Considering the results of the verification completed by SRK and the extent of external quality assurance and quality control measures implemented by Goldcorp as well as external data verification and QA/QC controls conducted by G.N. Lustig, SRK did not consider that further independent verification sampling was required.
In the opinion of SRK, Goldcorp used industry best practices to explore for gold on the Eleonore project. The exploration data was collected with care and is appropriately managed to ensure the safeguard of exploration information about the Eleonore gold deposits. The resulting exploration data is generally reliable for resource estimation.

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8 Adjacent Properties
There are no adjacent properties considered material to the present technical report.
9 Mineral Processing and Metallurgy
An initial metallurgical test was conducted by Goldcorp during late 2006 as part of a scoping study. The test was performed by selected representative coarse reject samples from existing drill core. The samples were selected on different elevation and from the different lenses.
Metallurgical testing conducted during the scoping study identified that froth flotation with fine regrind of the flotation rougher concentrate prior to cyanidation of the float products is likely to yield an overall gold recovery of 92%. A second significant phase of metallurgical sampling and testing is underway

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10 Mineral Resource Estimation
10.1 Introduction
The mineral resource model presented herein represents the first resource evaluation work undertaken on the Eleonore project. This initial mineral resource model was prepared to provide a preliminary assessment of the various auriferous zones delineated on this project and to justify additional drilling.
In September 2006, SRK was commissioned by Goldcorp to construct a mineral resource model for the Eleonore project using a three dimensional geostatistical block model approach. This section summarizes the data and parameters used by SRK to estimate the mineral resources of the Eleonore project gold deposits delineated during the 2005, 2006 and 2007 drilling programs. This mineral resource model considers drilling information up to April 4, 2007.
All resource estimation work was completed by Yan Bourassa, P. Geo a “Qualified Persons” for the purpose of NI 43-101.
The database used to estimate mineral resources was audited by G.N. Lustig Consulting Ltd and found to be reasonable for resource estimation. Details of G.N. Lustig Consulting Ltd validation are covered in section 7.4.3.
Validation checks completed by Mr. Bourassa indicate that the block model resource estimate and resource classification reported herein are a reasonable representation of the global gold mineral resources found in the Eleonore project gold deposits. The mineral resources presented herein are reported in accordance with Canadian Securities Administrators’ National Instrument 43-101 and have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserve.
GEMS Modeling Software Version 6.03 was used to evaluate the database, construct solids and weathering surfaces, build composites, build the block model, run grade interpolation and estimate mineral resources. Isatis Software Version 5.1.7 was used to generate traditional variography. MsExcel was also used to generate statistics, tables and diagrams.

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10.2 Database Validation
The verifications completed by G.N. Lustig Consulting Ltd are documented in Section 0. Goldcorp provided SRK with a Gemcom project containing all drilling related data including borehole coordinates, down hole survey, lithology, alteration, mineralization and structural data All tables were validated using Gemcom validation tools, which check for missing or overlapping intervals, and intervals that are longer than the borehole depth.
10.3 Resource Estimation
10.3.1 Database
The database used for resource estimation includes exploration drilling information collected between January 2004 and April 2007. The database is composed of a total of 511 surface core boreholes. A summary of the borehole database considered for the resource estimation is presented in Table 7. The borehole database contains information about location, down hole surveying, lithology, structures, alteration and veining.
Table 7. Database Considered for Resource Estimation.

Borehole Series	Type of Drilling	Year	Total Holes

ELE-04-001 to ELE-04-045	Core	2004	45
ELE-05-046 to ELE-05-157	Core	2005	125
ELE-06-158 to ELE-06-380	Core	2006	244
ELE-07-381A to ELE-07-391	Core	2007	12
ELE-07-393 to ELE-07-395	Core	2007	3
ELE-07-397, 400 and 404	Core	2007	3
ELE-07-408 to ELE-07-409	Core	2007	2
ELR-04-001 to ELR-04-018	Core	2004	18
ELR-05-019 to ELR-05-076	Core	2005	59

10.3.2 Solid Body Modelling
A sectional geological interpretation had been conducted by Goldcorp prior to the resource estimation work undertaken by SRK. Goldcorp provided SRK with sectional wireframes that were constructed by combining geological data and mineralization boundaries at an approximate lower cut-off of 1.0 gpt. Visual inspection of assay data suggests that this lower cut-off is reasonable to separate barren from auriferous sections intersected by each borehole. The sectional wireframes were modified and validated by SRK for resource

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estimation purposes, wire framed boundaries were readjusted for each borehole section and all boundary strings snapped to each borehole trace.
Several auriferous intervals that could not be correlated between boreholes were not modeled as the orientation, extent and geological controls of these isolated gold intersections could not be defined with confidence. Infill drilling is required to delineate these isolated zones of gold mineralization and to refine the geological interpretation relative to the main auriferous zones. With additional drilling, these isolated zones may contribute to the mineral resource base of this project.
A total of 30 auriferous zones (name code 105 to 525) were labelled by SRK and divided into four domains based on fault zones interpreted by Goldcorp, Figure 11. The South domain (name code 105, 205, 230, 300, 305, 310 and 315) consist of a continuous to discontinuous zones, all oriented East-West and steeply dipping to the North. The Central domain consists of nine sub-parallel auriferous zones (name code 110, 125, 140, 150, 210, 235, 240, 400 and 405), oriented North-South and steeply dipping to the East. Auriferous zones from the Mid-North domain (name code 115, 125, 130, 215, 410, 415, 420, 425, 430, 505 and 510) are northwest trending and relatively discontinuous, a total of 10 zones were modelled within the domain. Zones found within both the Central and Mid-North domains exhibit more continuity along the dip direction than along strike, all auriferous zones are believed to be sub-parallel to the stratigraphy and intersected by the main regional foliation fabric. The intersection between the stratigraphy and foliation could be the result of the down-dip continuity. The North domain consist of four sub-vertical discontinuous zone (name code 500, 515, 520 and 525) generally oriented East-West.
10.3.3 Specific Gravity Database
Specific gravity measurements were collected during all drilling programs by Goldcorp’s geology team, details of the methodologies used by Goldcorp are described in section 7.3.3. A total of 3,464 specific gravity determinations were compiled by SRK for the current resource estimation. All determinations were extracted from the Gemcom database using the auriferous zones and compiled accordingly. Mean specific gravity data for each auriferous zones was used to convert volumes into tonnages (Table 8).
SRK believes that the specific gravity database is currently sufficient to provide a reliable assessment of the variability of specific gravity across the gold deposits and across various rock types.
Table 8. Specific Gravity Mean.

Material	Data Count	Mean Specific Gravity

Waste	2,254	2.76
Auriferous Zones	1,210	2.78
All Data	3,464	2.76

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Figure 11: Auriferous zones on Bench 350 with drilling pattern.

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10.3.4 Statistics
Assay data intersecting each gold mineralization solid were flagged in the database and extracted to compile 2 m composites, which were subsequently used for statistics, variography and grade interpolation.
The composite files were created using uncapped assay values, starting at the borehole collar and defined within the auriferous intervals. All assays were composited to 2 m intervals, and assigned a rock code based on a majority rule by length basis. Composites were extracted into a “Point Area” workspace for statistical analysis and grade interpolation.
Naive descriptive statistics are presented in Table 9. The coefficient of variation ranges from between 1.12 and 3.26 for the six auriferous zones, averaging 2.10. This is considered acceptable for linear grade estimation methods such as ordinary kriging. Comparison of the mean and median suggests that the mean composite grades are strongly affected by the skewness of the dataset.

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Table 9. Eleonore Gold Project Naive Statistics of composites.

Auriferous Zones	Code	Count	Min	Max	Median	Mean

R1_S	105	136	0.08	46.70	9.78	11.17
R1_C	110	674	0.01	134.64	7.12	10.48
R1_MN	115	45	0.11	14.93	4.39	5.01
R2_C	125	330	0.02	277.40	3.74	8.00
R2_MN	130	57	0.00	30.14	1.76	4.23
R3	140	326	0.00	37.93	3.11	4.60
R4	150	81	0.02	14.81	1.71	2.62
E1_S	205	388	0.01	51.91	2.27	4.23
E1_C	210	428	0.02	26.12	1.79	3.05
E1_MN	215	122	0.02	47.63	2.85	5.13
E2_S	230	64	0.00	33.66	1.74	4.70
E2_C	235	182	0.03	32.25	1.03	2.47
E3	240	53	0.03	18.07	2.91	4.42
MS1	300	54	0.02	33.10	2.39	5.61
MS2	305	177	0.00	25.17	2.59	3.97
MS3	310	21	0.02	9.36	1.90	2.75
MS4	315	73	0.05	13.37	1.73	2.79
RDP	400	14	2.71	24.08	6.18	7.78
DP1	405	98	0.03	59.13	3.05	5.26
DP2	410	76	0.01	52.44	2.21	5.07
DP3	415	16	0.22	28.45	6.65	8.43
DP4	420	17	0.37	20.44	5.73	8.54
DP5	425	29	0.07	24.93	1.12	4.18
DP6	430	10	0.08	48.60	2.19	7.29
N1	500	184	0.03	479.93	0.83	3.96
RN	505	37	0.06	23.69	5.19	7.71
RN2	510	81	0.01	20.32	1.48	2.84
N2	515	180	0.04	52.92	0.78	2.77
N3	520	36	0.12	13.35	1.12	2.62
N4	525	167	0.08	21.53	1.18	1.95

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10.3.5 Precious Metal Top Cutting
Capping was applied to anomalously high gold composite values based on thresholds statistical analysis, mainly a combination of histograms, cumulative frequency plots and cumulative probability plots. Analysis of the grade distributions indicates that grade bins are reasonably well populated for the main auriferous zones. A total of thirteen auriferous zones were capped where populations become dispersed above their respective thresholds. The respective probability plots for the Roberto zones are presented in Figure 12. Final capping thresholds were partly based on these plots as histograms alone can be misleading.
The application of capping on composites lowers the respective coefficient of variation below 2.00 for all auriferous zones with the exception of zone 515 located within the Northern domain. The coefficient of variation for zone 515 is 2.25, a slightly high threshold for linear estimation process, but still acceptable. By applying the respective capping, the mean composite grade was reduced by less than 0.90 gpt for more than 90% of the zones, indicating that the high grade outlier capping has no significant impact on mean gold grades.
Capping levels and detailed statistics for capped composites are presented in Table 10.

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Table 10. Eleonore Gold Project, Capped Gold Assay Composite Statistics.

								Coefficient
Auriferous Zones	Code	Cap Values		Cap Percent	Number Capped	Median	Mean	Variation

R1_S	105	40.00		99.3	1	9.78	11.12	0.81
R1_C	110	60.00		99.4	4	7.12	10.33	1.00
R1_MN	115	N.C.	*	100.0	0	4.39	5.01	0.80
R2_C	125	60.00		99.4	2	3.74	7.15	1.30
R2_MN	130	N.C.		100.0	0	1.76	4.23	1.54
R3	140	30.00		99.7	1	3.11	4.58	1.04
R4	150	N.C.		100.0	0	1.71	2.62	1.05
E1_S	205	30.00		99.0	4	2.27	4.15	1.17
E1_C	210	N.C.		100.0	0	1.79	3.05	1.25
E1_MN	215	20.00		97.5	3	2.85	4.52	1.01
E2_S	230	N.C.		100.0	0	1.74	4.70	1.51
E2_C	235	20.00		98.9	2	1.03	2.40	1.52
E3	240	N.C.		100.0	0	2.91	4.42	1.02
MS1	300	N.C.		100.0	0	2.39	5.61	1.26
MS2	305	N.C.		100.0	0	2.59	3.97	1.13
MS3	310	N.C.		100.0	0	1.90	2.75	1.04
MS4	315	N.C.		100.0	0	1.73	2.79	1.04
RDP	400	15.00		85.7	2	6.18	6.88	0.57
DP1	405	40.00		99.0	1	3.05	5.07	1.28
DP2	410	20.00		96.1	3	2.21	4.47	1.14
DP3	415	N.C.		100.0	0	6.65	8.43	0.99
DP4	420	N.C.		100.0	0	5.73	8.54	0.73
DP5	425	N.C.		100.0	0	1.12	4.18	1.46
DP6	430	10.00		90.0	1	2.19	3.43	0.94
N1	500	10.00		98.9	2	0.83	1.34	1.23
RN	505	N.C.		100.0	0	5.19	7.71	0.91
RN2	510	N.C.		100.0	0	1.48	2.84	1.26
N2	515	30.00		97.8	4	0.78	2.54	2.25
N3	520	N.C.		100.0	0	1.12	2.62	1.31
N4	525	N.C.		100.0	0	1.18	1.95	1.45

*	N.C. = not capped.

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Figure 12: Probability Plot for the Roberto Auriferous zones.

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10.3.6 Block Model and Grade Estimation
Variography
Isatis software version 5.1.7 was used to generate all variograms. Traditional variograms were produced to establish directions of maximum continuity and determined the various ranges. Data from several auriferous zones were too widely spaced to establish appropriate variograms, therefore zones were grouped by domains for variography purposes.
A total of twelve variograms were created along major axis for all four domains. Variography results produced nugget effect lower than 25% of the total sills for each domain. All ranges obtained for each domain are listed in Table 11.
Table 11. Variography Analysis.

	Global Rotation							Ranges
Domain	Az	Ay	Az	Nugget	Structure	Sill	Primary	Secondary	Minor

South	84.35	69.41	13.47	8.0	Spherical	24.0	20	20	18
					Spherical	8.0	60	25	20

Central	63.74	58.39	49.26	15.0	Spherical	33.0	20	25	5
					Spherical	17.7	50	30	12

Mid-North	94.58	65.19	51.92	7.5	Spherical	3.0	25	50	1
					Spherical	19.2	140	90	2

North	100.00	80.00	0.00	0.1	Spherical	5.2	8	150	1
					Spherical	9.4	80	175	2

Two structures were interpreted for each domain. The primary axis determined by variography corresponds to the direction of maximum continuity, with the exception of the North domain where maximum continuity was along the secondary axis. For grade estimation, the search ellipse orientations were oriented accordingly for each domain. To validate range parameters, search ellipses were wire-framed and compared to each zone solid and borehole density.
Grade Estimation Methodology
The selection of block size was driven by the borehole spacing and mainly by the geometry of the auriferous zones. The block size was set at 2 X 2 X 2 m in the northing, easting and elevation directions, respectively along the mine grid. The parameters of the block model constructed by SRK are presented in Table 12.
Rock codes assignment from solid to block was made using auriferous solids along a horizontal needling level of three (along columns). Air blocks had to be 50% above the topographic surface to be assigned the rock code for air (500).

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Table 12. Eleonore Gold Project, Block Model Geometry.

Dimension	Block Model

Easting	426,200
Northing	5,838,900
Maximum Elevation	300
Rows	750 x 2m
Columns	550 x 2m
Levels	750 x 2m
Bottom Bench	-1200
Percent Model	No
Rotation	No

A conventional block model was used to evaluate tonnages. Tonnage for each respective block was obtained by weighting volumes corresponding to the interpreted auriferous zones and the respective mean specific gravity defined for each zones as presented in Table 8.
Block gold grades were estimated using an ordinary kriging function and the profiles created in Gems. Source data was the capped borehole composite values stored in a Point Areas workspace. Block grade estimation was completed in two passes using respective ranges defined by variography for the first pass, variography ranges were doubled for the second pass. An integer code representing the number of composites used during the block interpolation was stored in a separate binary folder after each interpolation pass.
Grade estimation for each rock code used source data respective of its rock code profile. Search ellipse ranges were defined by traditional variograms.

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10.4 Mineral Resource Classification
Mineral resources have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” Guidelines. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

SRK is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing or other relevant issues that could potentially affect this estimate of mineral resources. Mineral reserves can only be estimated based on the results of an economic evaluation as part of a preliminary feasibility study or a feasibility study. As such no mineral reserves have been estimated by SRK as part of the present assignment. There is no certainty that all or any part of the mineral resource will be converted into mineral reserve.

Mineral resources for the Eleonore gold project have been classified according to the “CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines” (December, 2005) by Yan Bourassa, P.Geo an independent Qualified Person as defined by NI43-101. Mineral resources were classified using the following criteria:

Indicated Mineral Resources:
•	Portion of block (50%) must be contained within interpreted solid;

•	Block informed by a minimum of three (5) samples;

•	Block estimated during the first pass.
Inferred Mineral Resources:
•	Portion of block (50%) must be contained within interpreted solid;

•	Block informed by a minimum of three (3) samples;

•	Block estimated during the second pass.

The Statistical Classification parameters were used as a guide for a subsequent manual classification which considered zone continuity in the geological model and borehole spacing. In the block model, those mineral resource blocks classified as “Indicated” were assigned a numeric code of 2 while, “Inferred” mineral resource blocks were assigned with a numeric code of 3.

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10.5 Mineral Resource Statement
The classified mineral resources for the Eleonore gold deposit is reported at a 3.5 gpt gold cut-off and presented in Table 13. The cut-off grade was chosen based on initial cost assumptions outline by the scoping study conducted by SRK Consulting.

Table 13. Eleonore Gold Project Mineral Resource Statement*, SRK Consulting, June 25, 2007.

Resource Category	Tonnage (tonne)	Gold Grade (gpt)	Contained Gold (ounce)

Indicated	7,709,500	7.40	1,834,900
Inferred	4,059,000	7.12	929,100

*	reported at 3.5 gpt gold cut-off. All figures rounded to reflect the relative accuracy of the mineral resource estimate. Mineral resources are not mineral reserves and do not have demonstrated economic viability.
10.6 Resource Validation
Both global and local grade estimates were checked for appropriateness. Original gold grades were compared with block grades on a section-by-section basis. The interpolation methodology was found to appropriately reflect the general dip and strike of the interpreted gold trends, and to appropriately correspond to proximal borehole grades.

The estimated grade from the Eleonore project was also compared at a zero gpt gold cut-off for the second interpolation pass using a different estimator (Ordinary Kriging versus Inverse Distance squared), results are presented in Table 14. The mean gold grade varies by 0,01 gpt gold between the estimators considered, indicating that the Ordinary Kriging function provides an appropriate global grade estimate.

Table 14. Comparison of Ordinary Kriging versus Inverse Distance Interpolation Results.

			Tonnage	Gold Grade
Method	Volume	Density	(tonnes)	(gpt)	Gold (ounce)

OK	8,267,519	2.78	22,983,703	4.71	3,478,106
ID2	8,267,503	2.78	22,983,659	4.70	3,475,397

Further comparisons of block grades versus composite grades in drill section for each of the various zones indicated a reasonable estimation of local gold grades as intersected by boreholes.
In conclusion, SRK is of the opinion that the mineral resource estimate presented in Table 13, provides a reasonable estimate of the total Indicated and total Inferred Mineral Resources for the Eleonore auriferous zones modelled by SRK.

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10.7 Previous Resource Estimates
No mineral resource estimation had previously been modelled on the Eleonore gold project.
10.8 Discussion
Aside from the Roberto zone, gold is erratically distributed within each interpreted gold zone. High grade gold (more than 5.0 gpt gold) typically exhibits a very irregular distribution within a much broader lower grade envelope (at about 1.0 gpt gold). The geological controls of the higher grade gold mineralization remain poorly understood owing partly to the lack of oriented core data and detail structural studies, which will be corrected by a detail mapping program undertaken by Goldcorp in July 2007. This limits the ability to confidently interpret the higher grade gold mineralization separately from the broader lower grade envelope. Therefore, SRK is of the opinion that the higher grade intervals cannot be reliably correlated given the current geological understanding and borehole spacing. Additional infill core drilling (preferably with oriented core) is required to improve the understanding of the geological and structural setting of the higher grade gold mineralisation. The structural setting of the Eleonore gold Project should also be investigated.
The grade-tonnage curve for indicated resource is presented in Figure 13 for the combined mineral resources of all auriferous zones modelled. This plot suggests that the selection of the cut-off grade above or below the threshold of 3.5 gpt has little effect on the volume of gold mineralization as both grade and tonnage curves display linear pattern.
Figure 13: Eleonore Gold Project Grade and Tonnage Curve.

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10.9 Conclusions
During 2006 and the first three quarters of 2007, Goldcorp completed an aggressive drilling program on the Eleonore gold project located approximately 320 km North of the City of Matagami in Northern Quebec. The purpose of this program was to delineate gold mineralization previously outlined by Virginia Mine. Significant gold mineralization was intersected by drilling in deformed sedimentary rocks that hosted a folded deformation zone. The gold mineralization is related with sulphide dissemination exhibiting strong structural control and forming broadly tabular zones dipping very steeply, generally parallel to the stratigraphy and intersected by a foliation fabric.

SRK visited the project at four occasions between October 2006 and April 2007 to assist in modeling and ascertain the geological setting of the gold mineralization. G. N. Lustig Consulting Ltd audited the analytical procedures and QAQC data up to December 2006 and conducted an analysis of check assays. Smee and Associates Consulting Ltd audited sampling procedures and external QAQC data management done by Goldcorp. The study found that industry best practices were used by Goldcorp personnel in collection, management and verification of exploration data acquired on the Eleonore project. SRK is of the opinion that the exploration database created by Goldcorp and the geological interpretations derived from this data are sufficiently reliable for the purpose of mineral resource estimation.

SRK validated three dimensional models for a total of thirty auriferous zones that were provided by Goldcorp geology personnel. Gold assays were composited to equal 2 m lengths for geostatistical analysis. Considering each auriferous zone, statistical analysis were completed based on respective rock codes, while variography analysis were conducted based by geology domains.

Grade capping was used to limit the influence of high grade outliers. Capping levels were adjusted based on threshold statistical analysis. Less than fifty percent of the auriferous zones have been subjected to capping, for a total of thirty composites capped.

Traditional variograms were created to determine the various ranges and orientation of the modelled auriferous zones based on geological domains. For each auriferous domain, gold grades were interpolated within a single block model (block size set at 2 X 2 X 2 m) using an ordinary kriging algorithm and the capped composite values of the respective auriferous zones. Block grades were estimated using a two interpolation passes.

Mineral resources have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” Guidelines. Mineral resources have been classified according to the “CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines” (December, 2005) by Yan Bourassa, P.Geo an appropriate Qualified Person as defined by NI43-101.

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11 Recommendations
The Eleonore gold deposit is not completely delineated either down dip or along strike. Further grid drilling down dip and down plunge is necessary to delimit the gold mineralization at depth, until costs render surface drilling prohibitive. Infill drilling in more widely spaced areas is required to increase the confidence in the lateral continuity of the gold mineralization. Shallow drilling in the northern part of the deposit may quickly add mineral resources amenable for open pit mining. Deeper drilling below the Southern Zones will help increase of the understanding of the more complex northern area.

The large area that was stripped late in 2006 is currently being carefully mapped to improve the understanding of the geological and structural patterns in this complex deposit. The knowledge acquired from this mapping should aid in revising the three dimensional geological model of the deposit in preparation for a new mineral resource model.

The gold mineralization delineated at the Eleonore project is hosted in sedimentary rocks and exhibits complex geometrical patterns arising from a combination of structural and/or lithological controls. The area investigated by drilling extends over 5 km in strike length to depth exceeding 1,000 m. SRK believes that the initial mineral resource model developed for the Eleonore gold project represents a reasonable and appropriate reflection of the geological and grade continuity given current level of sampling and understanding of the geological and structural setting of the gold mineralization.

The potential to add to the mineral resources of this project is considered good as the main gold-bearing structures remain open laterally and at depth. Furthermore, the exploration potential of the large surrounding property remains poorly tested away from resource area.

An exploration program is recommended to extend the mineralization at depth and to the North, where Goldcorp believe is the best areas to increase the immediate resource based. A drilling program of approximately 30,000m is proposed that will extend the mineralization beyond the 1000m vertical depth and along the North extension on the North shore of the lake. A stripping program is undergoing within the main core of the deposit, but also on the North shore of the lake. This exploration program is schedule to be carried out during the remainder of 2007 and extending to early 2008. The budget required to performed this program is totalling 6.0M$ CAD,

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12 References
Franconi A., 1978. La bande volcanosedimentaire de la rivière Eastmain inférieur (ouest de la longitude 76 15’). Ministère des Richesses Naturelles, Gouvernement du Québec. DPV-574. 177 pages.

Moukhsil A., Legault M., et al., 2003. Synthèse géologique et métallogénique de la ceinture de roches vertes de la Moyenne et de la Basse Eastmain (Baie-James). Ressources naturelles, Faune et Parcs. Gouvernement du Québec. ET 2002-06, 55 pages.

Chapdelaine, M et Huot F., 1997. Projet Auclair; rapport des travaux, Ete 1997. Mines d’or Virginia. Rapport statutaire soumis au Ministere des ressources naturelles, Quebec, GM 55428, 113 pages.

Labbe, J.-Y. et Grant, M., 1998. Geologie de la region du Lac Natel (33B/04). Ministere des ressources naturelles du Quebec, RG-98-14, 28 pages.

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APPENDIX A

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Claim Nb.	SNRC	Area (ha)	Expiration Date	Block	Optionned To

0013118	33B12	52	12/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013119	33B12	52	12/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013120	33B12	52	12/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013121	33B12	52	12/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013122	33B12	52	12/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013123	33B12	52	12/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013134	33C09	52	11/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013135	33C09	52	11/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013136	33C09	52	11/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013137	33C09	52	11/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013138	33C09	52	11/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013139	33C09	52	11/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013140	33C09	52	11/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013141	33C09	52	11/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013142	33C09	52	11/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013143	33C09	52	11/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013144	33C09	52	11/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013145	33C09	52	11/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013146	33C09	52	11/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013147	33C09	52	11/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013158	33C09	52	11/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013159	33C09	52	11/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013160	33C09	52	11/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013162	33C09	52	11/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013163	33C09	52	11/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013178	33C09	52	11/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013179	33C09	52	11/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013180	33C09	52	11/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013181	33C09	52	11/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013692	33C09	52	25/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013693	33C09	52	25/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013708	33C09	52	25/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013709	33C09	52	25/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013724	33C09	52	25/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013725	33C09	52	25/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013740	33C09	52	25/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013741	33C09	52	25/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013750	33C09	52	25/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013751	33C09	52	25/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013769	33B12	52	25/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013770	33B12	52	25/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013771	33B12	52	25/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013772	33B12	52	25/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013773	33B12	52	25/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013774	33B12	52	25/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013775	33B12	52	25/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013776	33B12	52	25/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013777	33B12	52	25/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013778	33B12	52	25/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013779	33B12	52	25/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013780	33B12	52	25/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013781	33B12	52	25/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013782	33B12	52	25/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013783	33B12	52	25/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013784	33B12	52	25/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013785	33B12	52	25/Feb/08	Main Block	Azimuth-Eastmain Ressources
0013786	33B12	52	25/Feb/08	Main Block	Azimuth-Eastmain Ressources
0038848	33C09	52	20/Sep/08	Main Block	Azimuth-Eastmain Ressources
0038849	33C09	52	20/Sep/08	Main Block	Azimuth-Eastmain Ressources
0038850	33C09	52	20/Sep/08	Main Block	Azimuth-Eastmain Ressources
0038851	33C09	52	20/Sep/08	Main Block	Azimuth-Eastmain Ressources

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 70

Claim Nb.	SNRC	Area (ha)	Expiration Date	Block	Optionned To

0038852	33C09	52	20/Sep/08	Main Block	Azimuth-Eastmain Ressources
0038853	33C09	52	20/Sep/08	Main Block	Azimuth-Eastmain Ressources
0038854	33C09	52	20/Sep/08	Main Block	Azimuth-Eastmain Ressources
0038855	33C09	52	20/Sep/08	Main Block	Azimuth-Eastmain Ressources
0038856	33C09	52	20/Sep/08	Main Block	Azimuth-Eastmain Ressources
0038857	33C09	52	20/Sep/08	Main Block	Azimuth-Eastmain Ressources
0038858	33C09	52	20/Sep/08	Main Block	Azimuth-Eastmain Ressources
0038859	33C09	52	20/Sep/08	Main Block	Azimuth-Eastmain Ressources
0038862	33B12	52	20/Sep/08	Main Block	Azimuth-Eastmain Ressources
0038863	33B12	52	20/Sep/08	Main Block	Azimuth-Eastmain Ressources
0042298	33B12	52	3/Oct/08	Main Block	Azimuth-Eastmain Ressources
0042299	33B12	52	3/Oct/08	Main Block	Azimuth-Eastmain Ressources
0042300	33B12	52	3/Oct/08	Main Block	Azimuth-Eastmain Ressources
0042301	33B12	52	3/Oct/08	Main Block	Azimuth-Eastmain Ressources
0042302	33B12	52	3/Oct/08	Main Block	Azimuth-Eastmain Ressources
0042303	33B12	52	3/Oct/08	Main Block	Azimuth-Eastmain Ressources
0042304	33B12	52	3/Oct/08	Main Block	Azimuth-Eastmain Ressources
0042305	33B12	52	3/Oct/08	Main Block	Azimuth-Eastmain Ressources
0042306	33B12	52	3/Oct/08	Main Block	Azimuth-Eastmain Ressources
0042307	33B12	52	3/Oct/08	Main Block	Azimuth-Eastmain Ressources
0047359	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047360	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047361	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047362	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047363	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047364	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047365	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047366	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047367	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047368	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047369	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047370	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047371	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047372	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047373	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047374	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047375	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047376	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047377	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047378	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047379	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047380	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047381	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047382	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047383	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047384	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047385	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047386	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047387	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047388	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047389	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047390	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047391	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0047392	33C09	52	30/Nov/08	West Block	Azimuth-Eastmain Ressources
0006648	33C09	52	11/Nov/07	Main Block
0006649	33C09	52	11/Nov/07	Main Block
0006650	33C09	52	11/Nov/07	Main Block
0006651	33C09	52	11/Nov/07	Main Block
0006652	33C09	52	11/Nov/07	Main Block
0006653	33C09	52	11/Nov/07	Main Block
0006654	33C09	52	11/Nov/07	Main Block
0006655	33C09	52	11/Nov/07	Main Block

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 71

Claim Nb.	SNRC	Area (ha)	Expiration Date	Block	Optionned To

0006656	33C09	52	11/Nov/07	Main Block
0006657	33C09	52	11/Nov/07	Main Block
0006658	33C09	52	11/Nov/07	Main Block
0006659	33C09	52	11/Nov/07	Main Block
0006660	33C09	52	11/Nov/07	Main Block
0006661	33C09	52	11/Nov/07	Main Block
0006662	33C09	52	11/Nov/07	Main Block
0006663	33C09	52	11/Nov/07	Main Block
0006664	33C09	52	11/Nov/07	Main Block
0006665	33C09	52	11/Nov/07	Main Block
0013124	33B12	52	12/Feb/08	Main Block
0013125	33B12	52	12/Feb/08	Main Block
0013126	33B12	52	12/Feb/08	Main Block
0013127	33B12	52	12/Feb/08	Main Block
0013150	33C09	52	11/Feb/08	Main Block
0013151	33C09	52	11/Feb/08	Main Block
0013152	33C09	52	11/Feb/08	Main Block
0013153	33C09	52	11/Feb/08	Main Block
0013154	33C09	52	11/Feb/08	Main Block
0013155	33C09	52	11/Feb/08	Main Block
0013156	33C09	52	11/Feb/08	Main Block
0013157	33C09	52	11/Feb/08	Main Block
0013164	33C09	52	11/Feb/08	Main Block
0013165	33C09	52	11/Feb/08	Main Block
0013166	33C09	52	11/Feb/08	Main Block
0013167	33C09	52	11/Feb/08	Main Block
0013168	33C09	52	11/Feb/08	Main Block
0013169	33C09	52	11/Feb/08	Main Block
0013170	33C09	52	11/Feb/08	Main Block
0013171	33C09	52	11/Feb/08	Main Block
0013172	33C09	52	11/Feb/08	Main Block
0013173	33C09	52	11/Feb/08	Main Block
0013174	33C09	52	11/Feb/08	Main Block
0013175	33C09	52	11/Feb/08	Main Block
0013176	33C09	52	11/Feb/08	Main Block
0013177	33C09	52	11/Feb/08	Main Block
0013182	33C09	52	11/Feb/08	Main Block
0013183	33C09	52	11/Feb/08	Main Block
0013184	33C09	52	11/Feb/08	Main Block
0013185	33C09	52	11/Feb/08	Main Block
0013186	33C09	52	11/Feb/08	Main Block
0013187	33C09	52	11/Feb/08	Main Block
0013188	33C09	52	11/Feb/08	Main Block
0013189	33C09	52	11/Feb/08	Main Block
0013190	33C09	52	11/Feb/08	Main Block
0013191	33C09	52	11/Feb/08	Main Block
0013192	33C09	52	11/Feb/08	Main Block
0013193	33C09	52	11/Feb/08	Main Block
0013194	33C09	52	11/Feb/08	Main Block
0013195	33C09	52	11/Feb/08	Main Block
0013196	33C09	52	11/Feb/08	Main Block
0013197	33C09	52	11/Feb/08	Main Block
0013680	33C09	52	25/Feb/08	Main Block
0013681	33C09	52	25/Feb/08	Main Block
0013682	33C09	52	25/Feb/08	Main Block
0013683	33C09	52	25/Feb/08	Main Block
0013684	33C09	52	25/Feb/08	Main Block
0013685	33C09	52	25/Feb/08	Main Block
0013686	33C09	52	25/Feb/08	Main Block
0013687	33C09	52	25/Feb/08	Main Block
0013688	33C09	52	25/Feb/08	Main Block
0013689	33C09	52	25/Feb/08	Main Block

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 72

Claim Nb.	SNRC	Area (ha)	Expiration Date	Block	Optionned To

0013690	33C09	52	25/Feb/08	Main Block
0013691	33C09	52	25/Feb/08	Main Block
0013694	33C09	52	25/Feb/08	Main Block
0013695	33C09	52	25/Feb/08	Main Block
0013696	33C09	52	25/Feb/08	Main Block
0013697	33C09	52	25/Feb/08	Main Block
0013698	33C09	52	25/Feb/08	Main Block
0013699	33C09	52	25/Feb/08	Main Block
0013700	33C09	52	25/Feb/08	Main Block
0013701	33C09	52	25/Feb/08	Main Block
0013702	33C09	52	25/Feb/08	Main Block
0013703	33C09	52	25/Feb/08	Main Block
0013704	33C09	52	25/Feb/08	Main Block
0013705	33C09	52	25/Feb/08	Main Block
0013706	33C09	52	25/Feb/08	Main Block
0013707	33C09	52	25/Feb/08	Main Block
0013710	33C09	52	25/Feb/08	Main Block
0013711	33C09	52	25/Feb/08	Main Block
0013712	33C09	52	25/Feb/08	Main Block
0013713	33C09	52	25/Feb/08	Main Block
0013714	33C09	52	25/Feb/08	Main Block
0013715	33C09	52	25/Feb/08	Main Block
0013716	33C09	52	25/Feb/08	Main Block
0013717	33C09	52	25/Feb/08	Main Block
0013718	33C09	52	25/Feb/08	Main Block
0013719	33C09	52	25/Feb/08	Main Block
0013720	33C09	52	25/Feb/08	Main Block
0013721	33C09	52	25/Feb/08	Main Block
0013722	33C09	52	25/Feb/08	Main Block
0013723	33C09	52	25/Feb/08	Main Block
0013726	33C09	52	25/Feb/08	Main Block
0013727	33C09	52	25/Feb/08	Main Block
0013728	33C09	52	25/Feb/08	Main Block
0013729	33C09	52	25/Feb/08	Main Block
0013730	33C09	52	25/Feb/08	Main Block
0013731	33C09	52	25/Feb/08	Main Block
0013732	33C09	52	25/Feb/08	Main Block
0013733	33C09	52	25/Feb/08	Main Block
0013734	33C09	52	25/Feb/08	Main Block
0013735	33C09	52	25/Feb/08	Main Block
0013736	33C09	52	25/Feb/08	Main Block
0013737	33C09	52	25/Feb/08	Main Block
0013738	33C09	52	25/Feb/08	Main Block
0013739	33C09	52	25/Feb/08	Main Block
0013742	33C09	52	25/Feb/08	Main Block
0013743	33C09	52	25/Feb/08	Main Block
0013744	33C09	52	25/Feb/08	Main Block
0013745	33C09	52	25/Feb/08	Main Block
0013746	33C09	52	25/Feb/08	Main Block
0013747	33C09	52	25/Feb/08	Main Block
0013748	33C09	52	25/Feb/08	Main Block
0013749	33C09	52	25/Feb/08	Main Block
0013752	33C09	52	25/Feb/08	Main Block
0013753	33C09	52	25/Feb/08	Main Block
0013754	33C09	52	25/Feb/08	Main Block
0013755	33C09	52	25/Feb/08	Main Block
0013756	33C09	52	25/Feb/08	Main Block
0013757	33C09	52	25/Feb/08	Main Block
0013758	33C09	52	25/Feb/08	Main Block
0013759	33C09	52	25/Feb/08	Main Block
0013760	33C09	52	25/Feb/08	Main Block
0013761	33C09	52	25/Feb/08	Main Block

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 73

Claim Nb.	SNRC	Area (ha)	Expiration Date	Block	Optionned To

0013762	33C09	52	25/Feb/08	Main Block
0013763	33C09	52	25/Feb/08	Main Block
0013764	33C09	52	25/Feb/08	Main Block
0013765	33C09	52	25/Feb/08	Main Block
0013766	33C09	52	25/Feb/08	Main Block
0013767	33C09	52	25/Feb/08	Main Block
0013768	33C09	52	25/Feb/08	Main Block
0013787	33B12	52	25/Feb/08	Main Block
0013788	33B12	52	25/Feb/08	Main Block
0013789	33B12	52	25/Feb/08	Main Block
0013790	33B12	52	25/Feb/08	Main Block
0036736	33C09	52	13/Sep/08	Main Block
0036737	33C09	52	13/Sep/08	Main Block
0036738	33C09	52	13/Sep/08	Main Block
0036739	33C09	52	13/Sep/06	Main Block
0036740	33C09	52	13/Sep/06	Main Block
0036741	33C09	52	13/Sep/06	Main Block
0036742	33C09	52	13/Sep/06	Main Block
0036743	33C09	52	13/Sep/06	Main Block
0036744	33C09	52	13/Sep/06	Main Block
0036745	33C09	52	13/Sep/06	Main Block
0036746	33C09	52	13/Sep/06	Main Block
0036747	33C09	52	13/Sep/06	Main Block
0036748	33C09	52	13/Sep/06	Main Block
0036749	33C09	52	13/Sep/06	Main Block
0036750	33C09	52	13/Sep/06	Main Block
0036751	33C09	52	13/Sep/06	Main Block
0036752	33C09	52	13/Sep/06	Main Block
0036753	33C09	52	13/Sep/06	Main Block
0036754	33C09	52	13/Sep/06	Main Block
0036755	33C09	52	13/Sep/06	Main Block
0036756	33C09	52	13/Sep/06	Main Block
0036757	33C09	52	13/Sep/06	Main Block
0036758	33C09	52	13/Sep/06	Main Block
0036759	33C09	52	13/Sep/06	Main Block
0036760	33C09	52	13/Sep/06	Main Block
0036761	33C09	52	13/Sep/06	Main Block
0036762	33C09	52	13/Sep/06	Main Block
0036763	33C09	52	13/Sep/06	Main Block
0036764	33C09	52	13/Sep/06	Main Block
0036765	33C09	52	13/Sep/06	Main Block
0036766	33C09	52	13/Sep/06	Main Block
0036767	33C09	52	13/Sep/06	Main Block
0036768	33C09	52	13/Sep/06	Main Block
0036769	33C09	52	13/Sep/06	Main Block
0036770	33C09	52	13/Sep/06	Main Block
0036771	33C09	52	13/Sep/08	Main Block
0036772	33C09	52	13/Sep/08	Main Block
0036773	33C09	52	13/Sep/08	Main Block
0036774	33C09	52	13/Sep/08	Main Block
0036775	33C09	52	13/Sep/08	Main Block
0036776	33C09	52	13/Sep/08	Main Block
0036777	33C09	52	13/Sep/08	Main Block
0036778	33C09	52	13/Sep/08	Main Block
0036779	33C09	52	13/Sep/08	Main Block
0036780	33B12	52	13/Sep/08	Main Block
0036781	33B12	52	13/Sep/08	Main Block
0036782	33B12	52	13/Sep/08	Main Block
0036783	33B12	52	13/Sep/08	Main Block
0036784	33B12	52	13/Sep/08	Main Block
0036785	33B12	52	13/Sep/08	Main Block
0036786	33B12	52	13/Sep/08	Main Block

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 74

Claim Nb.	SNRC	Area (ha)	Expiration Date	Block	Optionned To

0036787	33B12	52	13/Sep/08	Main Block
0036788	33B12	52	13/Sep/08	Main Block
0036789	33B12	52	13/Sep/08	Main Block
0038864	33B12	52	20/Sep/08	Main Block
0038865	33B12	52	20/Sep/08	Main Block
0038866	33B12	52	20/Sep/08	Main Block
0038867	33B12	52	20/Sep/08	Main Block
0038868	33B12	52	20/Sep/08	Main Block
0038869	33B12	52	20/Sep/08	Main Block
0038870	33B12	52	20/Sep/08	Main Block
0038871	33B12	52	20/Sep/08	Main Block
0038872	33B12	52	20/Sep/08	Main Block
0038873	33B12	52	20/Sep/08	Main Block
0038874	33B12	52	20/Sep/08	Main Block
0038875	33B12	52	20/Sep/08	Main Block
0038876	33B12	52	20/Sep/08	Main Block
0038877	33B12	52	20/Sep/08	Main Block
0038878	33B12	52	20/Sep/08	Main Block
0038879	33B12	52	20/Sep/08	Main Block
0038880	33B12	52	20/Sep/08	Main Block
0038881	33B12	52	20/Sep/08	Main Block
0039452	33C09	52	20/Sep/08	Main Block
0039453	33C09	52	20/Sep/08	Main Block
0042180	33C09	52	3/Oct/08	Main Block
0042181	33C09	52	3/Oct/08	Main Block
0042182	33C09	52	3/Oct/08	Main Block
0042183	33C09	52	3/Oct/08	Main Block
0042184	33C09	52	3/Oct/08	Main Block
0042185	33C09	52	3/Oct/08	Main Block
0042186	33C09	52	3/Oct/08	Main Block
0042187	33C09	52	3/Oct/08	Main Block
0042188	33C09	52	3/Oct/08	Main Block
0042189	33C09	52	3/Oct/08	Main Block
0042190	33C09	52	3/Oct/08	Main Block
0042191	33C09	52	3/Oct/08	Main Block
0042192	33C09	52	3/Oct/08	Main Block
0042193	33C09	52	3/Oct/08	Main Block
0042194	33C09	52	3/Oct/08	Main Block
0042195	33C09	52	3/Oct/08	Main Block
0042196	33C09	52	3/Oct/08	Main Block
0042197	33C09	52	3/Oct/08	Main Block
0042308	33B12	52	3/Oct/08	Main Block
0042309	33B12	52	3/Oct/08	Main Block
0042310	33B12	52	3/Oct/08	Main Block
0042311	33B12	52	3/Oct/08	Main Block
0042312	33B12	52	3/Oct/08	Main Block
0042313	33B12	52	3/Oct/08	Main Block
0042314	33B12	52	3/Oct/08	Main Block
0042315	33B12	52	3/Oct/08	Main Block
0042316	33B12	52	3/Oct/08	Main Block
0042317	33B12	52	3/Oct/08	Main Block
0042318	33B12	52	3/Oct/08	Main Block
0042319	33B12	52	3/Oct/08	Main Block
0042320	33B12	52	3/Oct/08	Main Block
0042321	33B12	52	3/Oct/08	Main Block
0042322	33B12	52	3/Oct/08	Main Block
0042323	33B12	52	3/Oct/08	Main Block
0042324	33B12	52	3/Oct/08	Main Block
0042325	33B12	52	3/Oct/08	Main Block
0043678	33B12	52	11/Oct/08	Main Block
0043679	33B12	52	11/Oct/08	Main Block
1028884	33C09	52	21/Sep/07	Main Block

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 75

Claim Nb.	SNRC	Area (ha)	Expiration Date	Block	Optionned To

1028885	33C09	52	21/Sep/07	Main Block
1028886	33C09	52	21/Sep/07	Main Block
1028887	33C09	52	21/Sep/07	Main Block
1028888	33C09	52	21/Sep/07	Main Block
1028889	33C09	52	21/Sep/07	Main Block
1028892	33C09	52	21/Sep/07	Main Block
1028893	33C09	52	21/Sep/07	Main Block
1028894	33C09	52	21/Sep/07	Main Block
1028895	33C09	52	21/Sep/07	Main Block
1028896	33C09	52	21/Sep/07	Main Block
1028897	33C09	52	21/Sep/07	Main Block
1028898	33C09	52	21/Sep/07	Main Block
1028899	33C09	52	21/Sep/07	Main Block
1028900	33C09	52	21/Sep/07	Main Block
1028907	33C09	52	21/Sep/07	Main Block
1028908	33C09	52	21/Sep/07	Main Block
1028909	33C09	52	21/Sep/07	Main Block
1028910	33C09	52	21/Sep/07	Main Block
1028911	33C09	52	21/Sep/07	Main Block
1028912	33C09	52	21/Sep/07	Main Block
1028913	33C09	52	21/Sep/07	Main Block
1028914	33C09	52	21/Sep/07	Main Block
1028915	33C09	52	21/Sep/07	Main Block
1028916	33C09	52	21/Sep/07	Main Block
1028917	33C09	52	21/Sep/07	Main Block
1028918	33C09	52	21/Sep/07	Main Block
1028927	33C09	52	21/Sep/07	Main Block
1028928	33C09	52	21/Sep/07	Main Block
1028929	33C09	52	21/Sep/07	Main Block
1028930	33C09	52	21/Sep/07	Main Block
1028936	33C09	52	21/Sep/07	Main Block
1028937	33C09	52	21/Sep/07	Main Block
1028938	33C09	52	21/Sep/07	Main Block
1042266	33C09	52	11/Dec/07	Main Block
1042267	33C09	52	11/Dec/07	Main Block
1042268	33C09	52	11/Dec/07	Main Block
1042269	33C09	52	11/Dec/07	Main Block
1042270	33C09	52	11/Dec/07	Main Block
1042271	33C09	52	11/Dec/07	Main Block
1042272	33C09	52	11/Dec/07	Main Block
1042273	33C09	52	11/Dec/07	Main Block
1042274	33C09	52	11/Dec/07	Main Block
1042275	33C09	52	11/Dec/07	Main Block
1042276	33C09	52	11/Dec/07	Main Block
1042277	33C09	52	11/Dec/07	Main Block
1042278	33C09	52	11/Dec/07	Main Block
1042279	33C09	52	11/Dec/07	Main Block
1042280	33C09	52	11/Dec/07	Main Block
1042281	33C09	52	11/Dec/07	Main Block
1103421	33C09	52	24/Oct/08	Main Block
1103422	33C09	52	24/Oct/08	Main Block
1103423	33C09	52	24/Oct/08	Main Block
1103424	33C09	52	24/Oct/08	Main Block
1103425	33C09	52	24/Oct/08	Main Block
1103426	33C09	52	24/Oct/08	Main Block
1103427	33C09	52	24/Oct/08	Main Block
1103428	33C09	52	24/Oct/08	Main Block
1103429	33C09	52	24/Oct/08	Main Block
1103430	33C09	52	24/Oct/08	Main Block
1105802	33C09	52	27/Nov/08	Main Block
1105803	33C09	52	27/Nov/08	Main Block
1105804	33C09	52	27/Nov/08	Main Block

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 76

Claim Nb.	SNRC	Area (ha)	Expiration Date	Block	Optionned To

1105805	33C09	52	27/Nov/08	Main Block
1105806	33C09	52	27/Nov/08	Main Block
1105807	33C09	52	27/Nov/08	Main Block
1105808	33C09	52	27/Nov/08	Main Block
1105809	33C09	52	27/Nov/08	Main Block
1105810	33C09	52	27/Nov/08	Main Block
1105811	33C09	52	27/Nov/08	Main Block
1105812	33C09	52	27/Nov/08	Main Block
1105813	33C09	52	27/Nov/08	Main Block
1105814	33C09	52	27/Nov/08	Main Block
1105815	33C09	52	27/Nov/08	Main Block
1105816	33C09	52	27/Nov/08	Main Block
1105817	33C09	52	27/Nov/08	Main Block
1105818	33C09	52	27/Nov/08	Main Block
1105819	33C09	52	27/Nov/08	Main Block
1105820	33C09	52	27/Nov/08	Main Block
1105821	33C09	52	27/Nov/08	Main Block
1105822	33C09	52	27/Nov/08	Main Block
1105823	33C09	52	27/Nov/08	Main Block
1105824	33C09	52	27/Nov/08	Main Block
1105825	33C09	52	27/Nov/08	Main Block
1105826	33C09	52	27/Nov/08	Main Block
1105827	33C09	52	27/Nov/08	Main Block
1105828	33C09	52	27/Nov/08	Main Block
1105829	33C09	52	27/Nov/08	Main Block
1105830	33C09	52	27/Nov/08	Main Block
1105831	33C09	52	27/Nov/08	Main Block
1105832	33C09	52	27/Nov/08	Main Block
1105833	33C09	52	27/Nov/08	Main Block
1105834	33C09	52	27/Nov/08	Main Block
1105835	33C09	52	27/Nov/08	Main Block
1105836	33C09	52	27/Nov/08	Main Block
1105837	33C09	52	27/Nov/08	Main Block
1105838	33C09	52	27/Nov/08	Main Block
1105839	33C09	52	27/Nov/08	Main Block
1129593	33C09	52	11/Feb/08	Main Block
1129594	33C09	52	11/Feb/08	Main Block
1129595	33C09	52	11/Feb/08	Main Block
1129596	33C09	52	11/Feb/08	Main Block
1129597	33C09	52	11/Feb/08	Main Block
1129598	33C09	52	11/Feb/08	Main Block
1129599	33C09	52	11/Feb/08	Main Block
1129600	33C09	52	11/Feb/08	Main Block
1129601	33C09	52	11/Feb/08	Main Block
1129602	33C09	52	11/Feb/08	Main Block
1129603	33C09	52	11/Feb/08	Main Block

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 77
APPENDIX B
Plots Comparing Assay Results for Quality Control Samples.

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 78
1- Paired Data Lab Pulp Duplicates
Scatter Plots ALS-Chemex data

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 79
Q-Q Plots ALS Chemex data

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 80
2-Paired Data Reject Duplicates
Scatter Plots Lab Expert data

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 81
Scatter Plots ALS Chemex data

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 82
Q-Q Plots Lab Expert data

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 83
Q-Q Plots ALS Chemex data

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 84
3 - Paired 1/4 Split Data
Scatter Plots Lab Expert data

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 85
Scatter Plot ALS Chemex data

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 86
Q-Q Plots Lab Expert data

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 87
Q-Q Plots ALS Chemex data

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 88
4-Sample Blanks
Crushed limestone blank by analytical sequence.
Lab Expert data
ALS Chemex data

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 89
5- Standards Samples
Canadian Lab Standard 14 by analytical sequence.
Lab Expert data
ALS Chemex data

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 90
Canadian Lab Standard 1P5 by analytical sequence
Lab Expert data
ALS Chemex data

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 91
Canadian Lab Standard 1P5A by analytical sequence
ALS Chemex Data

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 92
Canadian Lab Standard 5B by analytical sequence
Lab Expert data
ALS Chemex data

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 93
Canadian Lab Standard 5C by analytical sequence
ALS Chemex data
Canadian Lab Standard P5 by analytical sequence
Lab Expert data

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 94
Canadian Lab Standard P7A by analytical sequence
Lab Expert data
ALS Chemex data

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 95
Rocklabs SE19 by analytical sequence
Lab expert data
LAS Chemex data

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 96
Rocklabs SJ22 by analytical sequence
Lab Expert data
Rocklabs SN26 by analytical sequence
Lab Expert data

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 97
Rocklabs SE16 by analytical sequence
Lab expert data

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 98
CERTIFICATE AND CONSENT
To accompany the technical report entitled: Mineral Resource Estimation, Eleonore Gold Project,
Quebec.
I, Jacques Simoneau, residing at 269 Sansoucy, Magog, Québec, do hereby certify that:
1.	I am Exploration Manager for the Eleonore Project and full time employee of Les Mines Opinaca Ltée, a member of the Goldcorp Group headquarted at Park Place 3400-666 Burrard Street, Vancouver, British Columbia, Canada.

2.	I am a graduate of the Université de Montréal with a BSc. in Geology in 1988. I have practiced my profession continuously since 1988;

3.	I am a Professional Geoscientist registered with the Ordre des Géologues du Québec (OGQ #737) and of the Association of Professional Engineers, Geologists and Geophysicists of NWT and Nunavut (NAPEGG #1503)

4.	That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading;

5.	I have read National Instrument 43-101 and Form 43-101F1 and by reason of my education and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6.	I do not fulfil the requirements set out in section 1.4 of National Instrument 43-101 for an “independent qualified person” relative to the issuer, as an employee of Goldcorp I participate in the Goldcorp Employee Stock Option Plan.

7.	In collaboration with co-author Nathalie Prud’homme, I supervised and co-authored this report except for section 10, which was completed by Yan Bourassa of SRK;

8.	I have been working on the Eleonore project full time since April 1st 2006

9.	This assignment was completed using CIM “Best practice” and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding report is based on our knowledge of project data and discussions with SRK personnel;

10.	I consent to the filing of the Technical Report with the securities regulatory authorities:

11.	I confirm that I have read the press release dated June 25, 2007 issued and filed by Goldcorp Inc. and have no reason to believe that there are any misrepresentations in the information derived from the report or that the press release dated June 25, 2007 contains any misrepresentations of the information contained in the report.

Toronto, Canada	Jacques Simoneau. P.Geo
August 9, 2007	Exploration Manager

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 99
CERTIFICATE AND CONSENT
To accompany the technical report entitled: Mineral Resource Estimation, Eleonore Gold Project,
Quebec.
I, Nathalie Prud’homme, residing at 17 Briarway Private, Ottawa, Ontario, do hereby certify that:
1.	I am Senior Geologist for the Eleonore Project and full time employee of Les Mines Opinaca Ltée, a member of the Goldcorp Group headquarted at Park Place 3400-666 Burrard Street, Vancouver, British Columbia, Canada.

2.	I am a graduate of the Université de Montréal with a BSc. in Geology in 1988. I have practiced my profession continuously since 1988;

3.	I am a Professional Geoscientist registered with the Ordre des Géologues du Québec (OGQ #1071).

4.	That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading;

5.	I have read National Instrument 43-101 and Form 43-101F1 and by reason of my education and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6.	I do not fulfil the requirements set out in section 1.4 of National Instrument 43-101 for an “independent qualified person” relative to the issuer, as an employee of Goldcorp I participate in the Goldcorp Employee Stock Option Plan.

7.	In collaboration with co-author Jacques Simoneau, I supervised and co-authored this report except for section 10, which was completed by Yan Bourassa of SRK;

8.	I have been working on the Eleonore project full time since May 1st 2006

9.	This assignment was completed using CIM “Best practice” and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding report is based on our knowledge of project data and discussions with SRK personnel;

10.	I consent to the filing of the Technical Report with the securities regulatory authorities:

11.	I confirm that I have read the press release dated June 25, 2007 issued and filed by Goldcorp Inc. and have no reason to believe that there are any misrepresentations in the information derived from the report or that the press release dated June 25, 2007 contains any misrepresentations of the information contained in the report.

Toronto, Canada	Nathalie Prud’homme P.Geo
August 9, 2007	Senior Geologist

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 100
CERTIFICATE AND CONSENT
To accompany the technical report entitled: Mineral Resource Estimation, Eleonore Gold Project, Quebec.
I, Yan Bourassa, residing at 19 Virtue Street Toronto Ontario, do hereby certify that:
1.	I am a Senior Resource Geologist with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite 1000, 25 Adelaide Street East Toronto, Ontario, Canada;

2.	I am a graduate of the Université du Québec à Montréal with a BSc. in Geology in 1996. I obtained a MSc. in geology from Université du Québec à Montréal in 1999. I have practiced my profession continuously since 1996;

3.	I am a Professional Geoscientist registered with the Association of Professional Geoscientists of the province of Ontario (APGO#1336);

4.	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Eleonore project or securities of Goldcorp Resources Ltd;

5.	That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading;

6.	I have read National Instrument 43-101 and Form 43-101F1 and by reason of my education and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

7.	I, as a qualified person, am independent of the issuer as defined in Section 1.4 of National Instrument 43-101;

8.	I authored section 10 of this report and co-authored and compiled all the other sections;

9.	I have visited the Eleonore project at four occasion between October 2006 and April 2007;

10.	SRK Consulting (Canada) Inc. was retained by Goldcorp Resources Ltd. to prepare a mineral resource estimate for the Eleonore Project. This assignment was completed using CIM “Best practice” and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding report is based on our review of project files and discussions with Goldcorp Resources Ltd. personnel;

11.	I consent to the filing of the Technical Report with the securities regulatory authorities:

12.	I confirm that I have read the press release dated June 25, 2007 issued and filed by Goldcorp Inc. and have no reason to believe that there are any misrepresentations in the information derived from the report or that the press release dated June 25, 2007 contains any misrepresentations of the information contained in the report.

Toronto, Canada	Yan Bourassa, MSc. P.Geo
August 9, 2007	Senior Resource Geologist

Goldcorp — SRK Consulting
3CG005.000 — Goldcorp Inc.
Mineral Resource Estimation, Eleonore Gold Project, Quebec	Page 101
CERTIFICATE AND CONSENT
To accompany the technical report entitled: Mineral Resource Estimation, Eleonore Gold Project,
Quebec.
I, Jean-François Couture, residing at 59 Tiverton Avenue in Toronto, Ontario do hereby certify that:
1.	I am a Principal Geologist with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite 1000, 25 Adelaide Street East Toronto, Ontario, Canada;

2.	I am a graduate of the Université Laval in Quebec City with a BSc. in Geology in 1982, I obtained a MSc.A. in Earth Sciences and a Ph.D. in Mineral Resources from Université du Québec à Chicoutimi in 1986 and 1994, respectively. I have practiced my profession continuously since 1982;

3.	I am a Professional Geoscientist registered with the Association of Professional Geoscientists of the province of Ontario (APGO#0197) and a fellow with the Geological Association of Canada;

4.	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Eleonore project or securities of Goldcorp Resources Ltd.;

5.	That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading;

6.	I have read National Instrument 43-101 and Form 43-101F1 and by reason of my education and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

7.	I, as a qualified person, am independent of the issuer as defined in Section 1.4 of National Instrument 43-101;

8.	I have reviewed all Sections of this report;

9.	I have visited the Eleonore project in October 2006;

10.	SRK Consulting (Canada) Inc. was retained by Goldcorp Resources Ltd. to prepare a mineral resource estimate for the Eleonore project. This assignment was completed using CIM “Best practice” and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding report is based on our review of project files and discussions with Goldcorp Resources Ltd. personnel;

11.	I consent to the filing of the Technical Report with the securities regulatory authorities.

12.	I confirm that I have read the press release dated June 25, 2007 issued and filed by Goldcorp Resources Ltd. and have no reason to believe that there are any misrepresentations in the information derived from the report or that the press release dated June 25, 2007 contains any misrepresentations of the information contained in the report.

Toronto, Canada	Jean-François Couture, Ph.D, P.Geo.
August 9, 2007	Principal Geologist

CONSENT OF EXPERT
FILED BY SEDAR
August 9, 2007
British Columbia Securities Commission (Principal Regulator)
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Autorité des marchés financiers
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut
Re: Report Entitled “Mineral Resource Estimation Eleonore Gold Project, Quebec” dated August 9, 2007
Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of Jacques Simoneau, of Goldcorp Inc. to the public filing of the technical report entitled “Mineral Resource Estimation Eleonore Gold Project, Quebec” dated August 9, 2007.
Sincerely,
Jacques Simoneau
Goldcorp Inc.

CONSENT OF EXPERT
FILED BY SEDAR
August 9, 2007
British Columbia Securities Commission (Principal Regulator)
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Autorité des marchés financiers
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut
Re: Report Entitled “Mineral Resource Estimation Eleonore Gold Project, Quebec” dated August 9, 2007
Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of Nathalie Prud’homme, of Goldcorp Inc. to the public filing of the technical report entitled “Mineral Resource Estimation Eleonore Gold Project, Quebec” dated August 9, 2007.
Sincerely,
Nathalie Prud’homme
Goldcorp Inc.

CONSENT OF EXPERT
FILED BY SEDAR
August 9, 2007
British Columbia Securities Commission (Principal Regulator)
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Autorité des marchés financiers
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut
Re: Report Entitled “Mineral Resource Estimation Eleonore Gold Project, Quebec” dated August 9, 2007
Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of Yan Bourassa, of SRK Consulting (Canada) Inc. to the public filing of the technical report entitled “Mineral Resource Estimation Eleonore Gold Project, Quebec” dated August 9, 2007.
Sincerely,
Yan Bourassa
SRK Consulting (Canada) Inc

CONSENT OF EXPERT
FILED BY SEDAR
August 9, 2007
British Columbia Securities Commission (Principal Regulator)
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Autorité des marchés financiers
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut
Re: Report Entitled “Mineral Resource Estimation Eleonore Gold Project, Quebec” dated August 9, 2007
Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of Jean-François Couture, of SRK Consulting (Canada) Inc. to the public filing of the technical report entitled “Mineral Resource Estimation Eleonore Gold Project, Quebec” dated August 9, 2007.
Sincerely,
Jean-François Couture
SRK Consulting (Canada) Inc